between
IGT Lottery S.p.A.
and
PostePay S.p.A. – Patrimonio Destinato IMEL

SHARE PURCHASE AGREEMENT (in respect of Lis Holding S.p.A.)

THIS AGREEMENT is entered into
BETWEEN:
(1)    IGT Lottery S.p.A., a joint-stock company (società per azioni) incorporated and existing under Italian law, with registered office at Viale del Campo Boario 56/D, Rome, Italy, corporate capital of Euro 88,392,200.00 fully paid-in, Italian tax and registration number with the Companies’ Register of Rome no. 13044331000, in the person of Mr. Miguel Bertuzzi, in his quality as attorney-in-fact (hereinafter the “Seller”),
- on one side –
AND
(2)    PostePay S.p.A. – Patrimonio Destinato IMEL, a joint-stock company (società per azioni) incorporated and existing under Italian law, with registered office at Viale Europa 190, Rome, Italy, corporate capital of Euro 7,561,190.00 fully paid-in, Italian tax and registration number with the Companies’ Register of Rome no. 06874351007, in the person of Mr. Mario Siracusano, in his quality as CEO (hereinafter the “Purchaser”),
- on the other side –
(for the purposes of this Agreement, the Seller and the Purchaser are jointly referred to as the “Parties” and each of them also as a “Party”)
WHEREAS:
(A)    Lis Holding S.p.A. is a joint-stock company incorporated under Italian law, with registered office at via Bracco 6, Milan, Italy, corporate capital of Euro 2,582,200.00 fully paid-in, Italian tax number and number of registration with the Companies’ Register of Milan Monza Brianza Lodi no. 05355691006 (“Lis Holding” or the “Company”).
(B)    As at the date hereof, the entire corporate capital of Lis Holding is represented by no. 10,000 ordinary shares which are fully and exclusively owned by the Seller (the “Shares”).
(C)    As at the date hereof, the Company owns a shareholding with a nominal value of Euro 56,600,000.00, represented by no. 56,600,000 ordinary shares equal to 100% of the stock capital of LIS Pay S.p.A., a joint-stock company (società per azioni) incorporated and existing under Italian law, with registered office at Via Bracco 6, Milan, Italy, corporate capital of Euro 56,600,000.00 fully paid-in, Italian tax and registration number with the Companies’ Register of Milan Monza Brianza Lodi no. 08658331007 (“Lis Pay”, and together with Lis Holding, the “Target Companies” and each a “Target Company”).
(D)    The Target Companies provide for the following services: payment services, issuing and reloading of debit cards, processing services for the issuance of train tickets and telephone top-ups, technological services to merchants (e.g., supply of terminal for e-billing, electronic cash register and other services for the merchants), acquiring services and sale of hardware and software related to payments services (the “Relevant Business”).
(E)    The Purchaser carried out, directly and through its advisers and consultants, a satisfactory legal, financial and accounting due diligence on the Target Companies and their respective operations, on information and documents made available by the Target Companies in the Data Room (the “Due Diligence”).

(F)    Taking into consideration the outcome of the Due Diligence, the Parties have reached agreement on the implementation of a transaction contemplating the sale and purchase by the Purchaser of the shares representing 100% of the corporate capital of Lis Holding (hereinafter the “Shares”) at the terms and subject to the conditions set forth in this share purchase agreement (together with its Recitals, Schedules and Annexes, the “Agreement”).
NOW THEREFORE, THE PARTIES AGREE as follows:
1    DEFINITIONS AND INTERPRETATION
1.1    Definitions
1.1.1    In this Agreement:
“Accounting Principles” means the international accounting principles (IAS/IFRS – principi contabili internazionali) issued by the International Accounting Board (IASB) and the related interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), as defined in article 1 of the Italian Legislative Decree no. 38 of February 28, 2005, applied consistently with the Target Companies’ previous past practice;
“Affiliate” means, with respect to any Person that is a legal entity, a Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such Person;
“Agreement” has the meaning set forth in letter (F) of the Recitals;
“Annex” means any annex attached to this Agreement or to any Schedule;
“Antitrust Clearance” has the meaning set forth in Clause 5.1(c);
“Authority” means any competent Italian, EU, or other domestic or foreign or supranational governmental, judicial, legislative, tax, regulatory, supervisory or administrative authority or any subdivision, agency, commission, court or office thereof, including any antitrust authority;
“Authorization” means any consent, approval, waiver, order or authorization of any Authority;
“BOI Approval” has the meaning set forth in Clause 5.1(a);
“BOI Inspection” means the latest inspection(s) carried out by the Bank of Italy vis-à-vis Lis Pay in accordance with article 114.quinquies.2, paragraph 4, of the Consolidated Banking Act, namely: (i) the inspection having as object general governance, business model, internal control system and operational risks profiles, commenced by means of notice of the Bank of Italy no. 1335241 dated 21 September 2021 and whose outcome have been notified by means of the inspection report (rapporto ispettivo) dated 27 January 2022 and made available to Lis Pay on 18 February 2022 and (ii) the inspection carried out concurrently with the inspection mentioned in point (i) with a particular focus on transparency issues, in relation to which, as of the Signing Date, no inspection report (rapport ispettivo) was provided yet;

“Business Day” means any calendar day other than Saturdays, Sundays and any other days on which credit institutions are authorized to close in Milan (Italy) and/or Rome (Italy);
“Closing” means the execution and exchange of all documents and the performance and consummation of all actions and transactions, respectively required to be executed, exchanged, performed and consummated by the Parties on the Closing Date, pursuant to Clause 8 (Closing);
“Closing Date” means (i) the 15th (fifteenth) Business Day after the date on which the last of the Conditions Precedent has been fulfilled or waived, or (ii) such other date as the Parties may agree in writing;
“Company” has the meaning set forth in letter (A) of the Recitals;
“Conditions Precedent” has the meaning set forth in Clause 5.1;
“Control”, “Controlling” or “Controlled” have the meaning attributed to such terms by article 2359, paragraph 1, number 1) of the Italian Civil Code;
“Data Room” means the virtual data room accessible on the website https://secure.smartroom.com/app/main/#/Smart1346621 in the period comprised between October 6, 2021 and February 23, 2022 (included) and the documents made available therein to the Purchaser and their advisers as of February 23, 2022 (included), the content of which will be duplicated on the DVD (as defined below) that will be exchanged between the Parties as soon as technically possible after the Signing Date, together with a letter issued by the Data Room provider, confirming that the DVD contains only any and all the documents made available to the Purchaser in the Data Room as of February 23, 2022 (included), in the form in which they have been made available;
“De Minimis Threshold” has the meaning set forth in Clause 10.2.2(i);
“Direct Claim” has the meaning set forth in Clause 10.1.3(a);
“Disputed Leakage Matters” has the meaning set forth in Clause 4.5;
“Due Diligence” has the meaning set forth in letter (E) of the Recitals;
“DVD” means the no. 4 DVDs storing the contents of the Data Room as of February 23, 2022, the index of which is attached hereto as Schedule D (Data Room Index);
“Encumbrance” means any pledge, mortgage, security interest, lien, charge, seizure, attachment, pre-emption right, privilege for taxes, or similar third party right, including any right in rem or right to use, whether arising by agreement, operation of law or otherwise, or any agreement to create the same;
“Fairly Disclosed” means, with respect to the content of the Data Room and of the Annexes to Schedule 9 to this Agreement, any information which has been disclosed to the Purchaser or its representatives in such a manner that, based on a review of the documents contained in the Data Room or of the Annexes to Schedule 9 to this Agreement, a reasonable and professional purchaser would understand and evaluate the existence, merits, grounds and magnitude of an actual or contingent liability or of a potential commercial risk;

“Financial Statements” means both: (i) the financial statements of Lis Holding as of 31 December 2020, as approved by the shareholders’ meeting of the company on 22 March 2021; and (ii) the financial statements of Lis Pay as of 31 December 2020, as approved by the shareholders’ meeting of the company on 22 March 2021;
“Fundamental Warranties” means the Warranties set forth in Clauses from 1 to 4 (both included) of the Schedule 9 (Seller Warranties), and “Fundamental Warranty” means any of them;
“Golden Power Clearance” has the meaning set forth in Clause 5.1(d);
“Independent Expert” means the Milan offices of one of the big four auditing companies (Kpmg, EY, Deloitte or PwC) or one of the following merchant banks Morgan Stanley, Goldman Sachs, Credit Suisse and Deutsche Bank, to the extent independent from the Parties, as may be agreed in writing by the Parties or, failing agreement within 7 (seven) Business Days of the date on which either Seller or the Purchaser, as the case may be, propose one of the above auditing companies or merchant banks in writing to the other Party, as may be appointed on application of either Seller or the Purchaser by the President of the Court of Milan amongst the auditing companies or merchant banks (Milan offices) with international standing, independent from the Parties. If the Independent Expert requires the execution of an engagement letter or similar agreement as a condition for its agreeing to perform the services under Clause 4 (No Leakage), the Parties agree to negotiate the engagement letter with the Independent Expert in good faith in accordance with the applicable provisions of this Agreement and consistent with the terms and conditions generally applied by the Independent Expert to similar engagements, to the extent that such terms and conditions do not conflict with the provisions of this Agreement;
“Intellectual Property Rights” means (a) patents, utility models and rights in inventions; (b) rights in each of know-how, confidential information and trade secrets; (c) trademarks, service marks, rights in logos, trade names, and domain names; (d) copyright, moral rights, database rights, rights in designs; (e) any other intellectual property rights; and (f) all rights or forms of protection, subsisting now, having equivalent or similar effect to the rights referred to under letters (a) to (e) above, in each case: (i) anywhere around the world; (ii) whether unregistered or registered (including, for any of them, all applications, rights to apply and rights to claim priority); and (iii) including, in respect of any of them, all divisionals, continuations, continuations-in-part, reissues, extensions, re-examinations and renewals;
“Interim Period” has the meaning set forth in Clause 6.1;
“IT Systems” includes all IT Systems, hardware, POS machines, evolved terminals (“TEV” - terminali evoluti), stamp printers, firmware, peripherals, communication links, storage media, telecommunications and networking equipment and other equipment used in conjunction therewith, together with all computer software and all related object and source codes and databases used by or on behalf of the Target Companies, with the exclusion of any Off-the Shelf Products;
“Italian Civil Code” means the Italian civil code, enacted by the Italian Royal Decree No. 262 of 16 March 1942, as subsequently amended and supplemented from time to time;

“Laws” means any laws and regulations (including any acts and/or rules of the European Union) and/or acts or regulations of any Authority which is binding for individuals or entities and/or applicable to the circumstances mentioned in the context in which such word is used;
“Leakage” means any of the following actions, in each case if made by any Target Company and directed to, or for the benefit of, directly or indirectly, the Seller and/or any of its Related Parties (other than the other Target Company):
(a)    any dividend or distribution (whether in cash or in kind) or any return of capital (whether by reduction of capital or redemption or purchase of shares) or other transfer of assets;
(b)    any payment of interest or principal in respect of any indebtedness;
(c)    any issuance or allotment of shares, securities or other instruments granting dividend or voting rights;
(d)    any indebtedness or other liabilities assumed, paid, indemnified or incurred;
(e)    the waiver, deferral, transfer or release of any rights or claims, or amounts or obligations owed or due;
(f)    any payment or other consideration, supply of services or assignment of assets whether made pursuant to an outstanding agreement or otherwise;
(g)    any payment of bonuses or other amounts (whether in cash or in kind) or stock options in connection with the transactions contemplated hereby;
(h)    any payment of costs, fees or other amounts (including, without limitation, any advisors’ fees) in connection with the negotiation or execution of this Agreement and/or the Transaction contemplated hereby;
(i)    any agreement or undertaking to do any of the foregoing; and
(j)    any payment, whether in cash or in kind, or liability for Tax towards any taxation authority as a consequence of any of the matters referred to in Paragraphs (a) to (i) above;
except for, and to the extent of, the Permitted Leakages;
“Leakage Claim” has the meaning set forth in Clause 4.3;
“Lis Holding” has the meaning set forth in letter (A) of the Recitals;
“Lis Pay” has the meaning set forth in letter (C) of the Recitals;
“Locked Box Period” means the time period starting on the Reference Date (excluded) and ending on the Closing Date;
“Longstop Date” has the meaning set forth in Clause 5.1;
“Loss” means any direct and immediate damage as defined under articles 1223 et seq. of the Italian Civil Code, including any direct liability, penalty, fine, sanction, loss (but excluding loss of profits, indirect and consequential damages), Tax, cost and expense

(including reasonable and documented attorneys’ fees and the costs and expenses of litigating any claims);
“Notary Public” means the Notary Nicola Atlante, with address in Piazzale di Porta Pia n. 121, 00187, Rome, Italy or any other notary public selected by the Purchaser and communicated to the Seller at least 5 (five) Business Days prior to the Closing Date;
“Notice of Claim” has the meaning set forth in Clause 10.1.2;
“Notice of Disagreement” has the meaning set forth in Clause 10.1.3(b);
“Notified Leakage Amount” has the meaning set forth in Clause 4.2;
“Off-the Shelf Products” means any off-the-shelf desktop software, other software or product which is not specifically related to the Relevant Business of the Target Companies, but generally available to all kind of businesses or private end-users (e.g., Microsoft Office, Adobe Acrobat Reader, Oracle, etc.);
“Order” means any judgment, order, ordinance, decree, decision, award, injunction, assessment, payment order or any other order from any Authority whatsoever;
“Ordinary Course of Business” – an action taken by a Person will be deemed to have been taken in the Ordinary Course of Business only if that action: (a) is consistent in nature, scope and magnitude with the past practices of such Person and is taken in the ordinary course of the normal, day-to-day operations of such Person as conducted at or before the execution of this Agreement; and (b) does not require authorisation by the shareholders of such Person;
“Parties” or “Party” has the meaning set forth in the Preamble;
“Permitted Leakage” means any payments, commitments, actions and/or transactions:
a)    expressly provided for in this Agreement;
b)    approved by the Purchaser in writing;
c)    payment of any amount owed by any Target Company to the Seller and/or any of its Related Parties pursuant to the cash pooling arrangements, provided that any such payment shall be made in relation to financial debts duly recorded in the accounting records;
d)    any payment made or owed by any Target Company to the Seller or any of its Related Parties in the Ordinary Course of Business due by reason of the belongingness of the Target Companies to (i) the VAT group of the Seller and its Affiliates and (ii) the group tax consolidation;
e)    any payment made or agreed to be made of any amount (inclusive of VAT) owed by any Target Company to: (i) PCC Giochi e Servizi S.p.A. pursuant to any order, invoice or similar instrument on arms’ length terms and conditions in the Ordinary Course of Business and in any event no more than an aggregate amount of Euro 2,000,000, plus VAT, for the acquisition of thermal paper (carta termica) and Euro 25,000, plus VAT, for the acquisition of glass decals (vetrofanie) per year (net, for the sake of clarity, of the amounts paid or to be paid pursuant to letter h) below); and (ii) Ringmaster S.r.l. pursuant to any order, invoice or similar instrument for the activities of software development and similar on arms’ length terms and conditions in the Ordinary Course of Business and in any event no more than an aggregate amount of Euro 350,000, plus VAT, per year (net, for the sake of clarity, of the amounts paid or to be paid pursuant to letter h) below);
f)    any reimbursement made or agreed to be made by any Target Company of any amount (inclusive of VAT) paid by the Seller and/or any of its Related Parties on behalf of any Target Company for goods or services received by such Target Company on arms’ length terms and conditions in the Ordinary Course of Business from any third party service provider listed in Schedule A;
g)    any compensation paid to any director, statutory auditor or manager with strategic responsibilities (dirigenti con responsabilità strategiche) of any Target Company in the Ordinary Course of Business;
h)    payments, or accruals in respect of payments, to be made by any Target Company, to the extent that such payments have been specifically provided or reserved for in the Target Companies 2021 Pro-Forma Financial Statements;
i)    made in accordance with any of the agreements listed in Schedule B (Permitted Leakages);
“Person” means any individual, company, firm, general or limited partnership, corporation, association or other legal entity;
“Purchase Price” has the meaning set forth in Clause 3.1;
“Purchaser” has the meaning set forth in the Preamble;
“Reference Date” means 31 December 2021;
“Related Party” has the meaning set out in the Regulation (EU) no. 632/2010 of 19 July 2010, it being understood that any entity that is a post-employment benefit plan for the benefit of the employees of any Target Company, the Seller or any of its Related Parties and the relevant sponsoring employers shall not be considered as Related Parties for the purposes of this Agreement;
“Schedule” means any schedule attached to this Agreement;
“Seller” has the meaning set forth in the Preamble;

“Seller Bank Account” means the Seller’s bank account to be communicated by the Seller to the Purchaser at least 10 (ten) Business Days in advance of the relevant payment date;
“Seller Guarantees” have the meaning set forth in Clause 14.2.1(b);
“Seller Letters of Patronage” have the meaning set forth in Clause 14.2.1(a);
“Seller’s Knowledge” means the actual (but not constructive or imputed) knowledge, belief or awareness of the Seller after making reasonable requests with respect to the particular matter in question to the executives of the Target Companies;
“Shares” has the meaning set forth in the letter (B) of the Recitals;
“Shares Deeds of Endorsement” has the meaning set forth in Clause 8.3.1(i);
“Shares Transfer” has the meaning set forth in Clause 2.1;
“Signing Date” means the date of receipt by the Seller of the acceptance of this Agreement signed by the Purchaser;
“Special Indemnities” have the meaning set forth in Clause 11.1(ii);
“Target Companies 2021 Pro-Forma Financial Statements” means the Target Companies’ consolidated preliminary and unaudited financial statements consisting of profit and loss statements, cash flow statement and balance sheet of the Target Companies for the period ended on the Reference Date, attached hereto as Schedule C (Target Companies 2021 Consolidated Pro-Forma Financial Statements);
“Target Company” or “Target Companies” has the meaning set forth in letter (C) of the Recitals;
“Tax” means, collectively, any and all income taxes (including income taxes, substitute taxes and any other amounts on account of income taxes required to be deducted or withheld from or accounted for in respect of any payment), regional taxes on productive activities, capital gain taxes, substitute taxes on financings, value added taxes, capital duties, stamp duties, transfer taxes, registration taxes, duties of customs and excise, and – in general - all taxes, duties or charges, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of the foregoing;
“Third Party Claim” has the meaning set forth in Clause 10.1.3(a);
“Vendor Due Diligence Reports” means, collectively, the tax vendor due diligence report dated June 21, 2021 and the vendor financial due diligence reports dated October 14, 2021, November 26, 2021 and February 8, 2022 prepared by KPMG in its capacity as the tax and financial advisor of the Seller for the purposes of the transactions contemplated herein and made available to the Purchaser in the context of the Due Diligence;
“Warranties” has the meaning set forth in Clause 9 (Warranties), and “Warranty” means any of them;

“Warranty Claim” means a claim by the Purchaser under, or pursuant to, the provisions of Clause 10.1.1.
1.1.2    Unless otherwise defined in this Clause 1.1, other terms and expressions with the initial capital letters shall have the meaning ascribed to them in this Agreement.
1.2    Interpretation
1.2.1    Article 1381 of the Italian Civil Code
All obligations, undertakings and covenants of the Parties to procure or cause any actions of a third party shall be regarded as “promessa dell’obbligazione o del fatto del terzo” for the purposes of article 1381 of the Italian Civil Code.
Whenever this Agreement shall require a Party to take an action, such requirement shall be deemed an undertaking by such Party to cause it and to take appropriate action in connection therewith.
1.2.2    Obbligazioni di mezzi
The obligation of a Party to use its efforts, whether best or reasonable, to accomplish an objective shall be construed as an “obbligazione di mezzi” and not as an absolute obligation to ensure that such objective is, in fact, reached (i.e., as an “obbligazione di risultato”); the obligation of a Party to use its reasonable efforts does not require a significant expenditure of funds, the incurrence of a liability or the commencement of a judicial action on the part of that Party, except for those incidental expenses (including advisors’ costs) which would be expected to be incurred in order to accomplish the objective of the relevant covenants.
1.2.3    Singular and plural
For the purposes of this Agreement, the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa, unless otherwise specified.
1.2.4    Further rules
Headings. The division of this Agreement into clauses, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement.
Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement to any specific or similar items or matters immediately following it.
Herein and similar. The words “herein”, “hereof” and “hereunder” and words of similar nature shall be construed to refer to this Agreement (including the Schedules and Annexes thereto) in its entirety and not to any part thereof, unless the context otherwise requires.
Italian legal terms. Where in this Agreement, an Italian term is given in italics or in italics and in brackets after an English term and there is any inconsistency between the Italian and the English, the meaning of the Italian term shall prevail.

Recitals and Schedules. The recitals above and the Schedules and Annexes attached to this Agreement shall be construed with and as an integral part of this Agreement.
2    SALE AND PURCHASE OF THE SHARES
2.1    On the terms of this Agreement, subject to the satisfaction (or waiver, to the extent permitted) of the Conditions Precedent pursuant to Clause 5, the Seller undertakes to sell to the Purchaser, and the Purchaser undertakes to purchase from the Seller, the Shares on the Closing Date (the “Shares Transfer”).
2.2    Title to the Shares shall be transferred to the Purchaser by the Seller on the Closing Date, free from any Encumbrances, and with all rights attaching to them, including the right to receive all distributions and dividends distributable as from the Closing Date (included), regardless of whether such dividends accrued before or after such date.
3    PURCHASE PRICE
3.1    The purchase price for the sale and purchase of the Shares (the “Purchase Price”) to be paid at Closing by the Purchaser to the Seller shall be equal to:
3.1.1    Euro 630,000,000.00, corresponding to the consolidated enterprise value of the Target Companies as calculated and agreed between the Parties for the acquisition of the Shares;
plus
3.1.2    Euro 70,000,000.00, corresponding to the amount of the consolidated net cash as of the Reference Date as calculated and agreed between the Parties;
minus
3.1.3    any Notified Leakage Amount.
3.2    Except as provided in Clause 4 below, the Purchase Price is not otherwise subject to any adjustment or variation.
4    NO LEAKAGE
4.1    The Seller hereby:
(a)    represents and warrants to the Purchaser that, in the period between the Reference Date (excluded) and the Signing Date (included) there has not been any Leakage; and
(b)    undertakes to procure that starting from the Signing Date (excluded) and until the Closing Date (included) there will not be any Leakage;
in each case other than a Permitted Leakage.
4.2    By no later than the 10th (tenth) Business Day prior to the Closing Date, the Seller shall notify the Purchaser of the amount of any Leakage of which it is aware, which has occurred prior to the date of such notification or is expected to occur on or prior to the Closing (the “Notified Leakage Amount”).
4.3    Subject to Clauses 4.4 and 4.5 below, the Seller undertakes to the Purchaser that if the representation and warranty under Clause 4.1(a) above proves to be untrue or incorrect, or there is a breach of any of the undertakings set out in Clause 4.1(b), or one or more events which should have been accounted as Leakages have instead been considered Permitted Leakages and, therefore, have not been taken into account for the purposes of reducing the Purchase Price in accordance with Clause 3.1 above, the Purchaser shall be entitled to receive from the Seller, upon its written request (the “Leakage Claim”), a sum equal to the amount of such Leakage, netted of any favourable tax effect actually enjoyed or effectively enjoyable by the Target Companies, to the extent such tax benefit is not offset by the tax burden related to collection of the repayment of the Leakage, on a Euro per Euro basis.
4.4    The liability of the Seller pursuant to this Clause 4 shall terminate on the earlier of (i) 31 July 2023 and (ii) the date falling 30 (thirty) calendar days after the day on which the shareholders’ meeting of Lis Holding approves the financial statements as of 31 December 2022, unless before that date, under penalty of forfeiture (decadenza), the Purchaser has notified the Seller of a breach of the undertaking or the representation and warranty set out in Clause 4.1 or of a Leakage having occurred through a Leakage Claim (such term being expressly accepted by the Parties as fair and adequate for the purposes of article 2965 of the Italian Civil Code).
4.5    If a Leakage Claim is made within the term set forth in Clause 4.4, the Seller shall have the right to challenge any aspect of the Leakage Claim by sending a notice to the Purchaser, under penalty of forfeiture (decadenza), within 30 (thirty) Business Days of the date of receipt of the Leakage Claim, stating the grounds of such disagreement (the “Notice of Challenge”). Should the Seller fail to serve the Notice of Challenge within the above said 30 (thirty) Business Day term, then the Leakage Claim shall be deemed as accepted by the Seller. If a Notice of Challenge has been served by the Seller, the Seller and the Purchaser will attempt to resolve any differences which they may have with respect to any matters constituting the subject matter of the Notice of Challenge for a period of 20 (twenty) Business Days following the date of receipt of such Notice of Challenge. If, at the end of such period, the Seller and the Purchaser fail to reach an agreement in writing with respect to all matters of the Notice of Challenge, then all matters as to which agreement has not been so reached (the “Disputed Leakage Matters”) shall, thereafter, be submitted to - and reviewed by - the Independent Expert.
4.6    The Independent Expert shall:
(a)    act as an expert (perito contrattuale) pursuant to article 1349, paragraph 1, of the Italian Civil Code and not as an arbitrator (arbitratore);
(b)    consider only the outstanding Disputed Leakage Matters and keep its determinations within the range of values expressed by the Parties;
(c)    in relation to items that have not been disputed or in relation to which the Parties have reached agreement, use in its determination the values set forth in such agreement;
(d)    come to its determination by applying the Accounting Principles and the provisions and the definitions of this Agreement relevant for the purposes of the Disputed Leakage Matters;
(e)    summarily justify its determination with respect to any matters included in the same;
(f)    determine its own procedure and give the Parties a reasonable opportunity to make written representations to it;
(g)    have reasonable access to the office and to documents, records, employees and advisors of Lis Holding and Lis Pay in relation to the Disputed Leakage Matters;

(h)    evaluate any possible written comment, remark and/or objection of the Seller and/or the Purchaser and of their respective advisors;
(i)    prepare and deliver to the Parties its determination as soon as reasonably practicable but in no event later than 30 (thirty) Business Days of the execution of its mandate (or the different period set forth under the terms of the Independent Expert’s mandate).
4.7    Each Party shall co-operate with the Independent Expert for the purpose of allowing it to resolve the Disputed Matters.
4.8    The Independent Expert’s determination may only be appealed by any of the Parties if “manifestamente erronea” according to article 1349, paragraph 1, of the Italian Civil Code.
4.9    All fees and disbursements of the Independent Expert shall be apportioned between the Parties equally.
4.10    All payments to be made by the Seller pursuant to this Clause 4 shall be made within 5 (five) Business Days from:
(i)    the expiration of the 30 (thirty) Business Days term referred to in Clause 4.5, should the Seller have failed to deliver a Notice of Challenge within such term; or
(ii)    the date on which any matters contained in the Notice of Challenge have been finally agreed upon between the Purchaser and the Seller in writing (also by means of a settlement); or
(iii)    the date on which the Independent Expert’s decision has been issued pursuant to Clause 4.6 above or, solely in case of appeal pursuant to Clause 4.8, a final and binding decision has been issued pursuant to Clause 16 (Governing Law and jurisdiction).
4.11    All payments by the Seller to the Purchaser under this Clause 4 shall be considered to any possible extent as an adjustment of the Purchase Price.
4.12    Should a Leakage occur for which the Purchaser has been paid in full in accordance with this Clause 4 and which is (or may be) also the subject matter of a claim for breach of any interim management obligation or a Warranty Claim for the breach of any Warranty under Clause 9 (Warranties), only the provisions under this Clause 4 shall apply without duplication.
5    CONDITIONS PRECEDENT
5.1    The obligation of the Parties to proceed to the Closing is conditional upon the following conditions precedent (the “Conditions Precedent”) having been fulfilled or, to the extent permitted under applicable Law, waived by the Parties having the right to do so, within 31 December 2022 (the “Longstop Date”):
(a)    the Shares Transfer – by virtue of which, inter alia, Poste Italiane S.p.A. and the Purchaser will acquire the indirect shareholding equal to the whole capital and relevant voting rights of Lis Pay - having been authorized (also by means of lapse of the relevant term without opposition) by the Bank of Italy in accordance with articles 114-quinquies.3, paragraph 1 and 19 of the Consolidated Banking Act as well as the provisions concerning the acquisition of qualified shareholdings in an electronic money institution provided for by the Bank of Italy’s Provision 23 July 2019, Section I, Chapter III and Bank of Italy’s Circular No. 288 of 3 April 2015, Title II, Chapter I,

Sections I and II, regardless of whether such authorization is subject to remedies or conditions (the “BOI Approval”);
(b)    no Authority having issued an Order or a Law prohibiting the Shares Transfer or making it illegal;
(c)    the clearance of the Shares Transfer by the competent antitrust authorities (by a specific consent (nulla osta) or by the lapse of the term provided for by applicable Law without any denial of consent being issued) having been obtained without remedies or conditions which would result in (i) the Purchaser or any of its Affiliates being forced to dismiss or discontinue a material part of their business; or (ii) the Target Companies being forced to dismiss or discontinue a part of their business and/or assets and/or implement any other business action which would result in 2021 net consolidated revenues of the Target Companies calculated pro-forming the effects of such remedy or condition to decrease by an amount exceeding 10% of the Target Companies’ consolidated net revenues resulting from the financial Vendor Due Diligence Reports (“Antitrust Clearance”);
(d)    the President of the Council of Ministers of the Italian Republic not having exercised in relation to the Shares Transfer any special powers pursuant to Article 2 of Decree-Law no. 21 of 15 March 2012 in such a manner as to impose prescriptions having a negative impact on the Shares Transfer, the Target Companies or the Purchaser (“Golden Power Clearance”).
5.2    The Parties, each to the extent of its competence, shall use their best efforts to ensure that the Conditions Precedent are satisfied as soon as possible after the Signing Date, and shall cooperate in good faith with the other Party and its advisers, providing any necessary information and documents, to the extent available to it and permitted by Law, as may be required for the purpose of making any submissions, notifications and filings relating to the Shares Transfer or allowing the prompt satisfaction of the Conditions Precedent. To such end, the Seller shall cause Lis Holding and Lis Pay, each to the extent concerned, to use their best efforts and to cooperate in good faith with the Parties and their advisers to ensure that the Conditions Precedent are satisfied as soon as possible after the Signing Date, providing any necessary information and documents, to the extent available to it and permitted by Law, required for the purpose of making any submissions, notifications and filings relating to the Shares Transfer or allowing the prompt satisfaction of the Conditions Precedent.
5.3    Without prejudice to Clause 5.2, (i) the Purchaser, for the purposes of obtaining the BOI Approval and the Antitrust Clearance; and (ii) the Seller, for the purposes of obtaining the Golden Power Clearance, shall have primary responsibility and shall, unless prohibited under the applicable Laws or by the competent Authorities, at their respective costs and expenses, use their respective best efforts to obtain, respectively, the BOI Approval and the Antitrust Clearance (as for the Purchaser) and the Golden Power Clearance (as for the Seller) as soon as reasonably possible within the Longstop Date. In particular, without limiting the foregoing, (i) the Purchaser, for the purposes of obtaining the BOI Approval and the Antitrust Clearance, and (ii) the Seller, for the purposes of obtaining the Golden Power Clearance:
(a)    as soon as technically feasible after the Signing Date (or, with specific respect to the Golden Power Clearance, as soon as technically feasible after the occurred approval of the transaction contemplated in this Agreement by the Seller), and in any event within 30 Business Days, shall properly and diligently prepare, transmit to the other Party in draft and thereafter file with the competent Authorities any and all petitions, notifications, communications, requests and other documents required pursuant to applicable Laws in order to obtain the BOI Approval, the Antitrust Clearance and the Golden Power Clearance, as the case may be; provided that, in respect of the BOI Approval, should the Bank of Italy request the Purchaser to engage in pre-notification contacts with the same Authority and/or execute pre-filing(s) of the relevant documentation, the abovementioned 30 Business Day term shall be intended as automatically postponed in accordance with the indications that the Purchaser will receive from the Bank of Italy;
(b)    shall keep the other Party informed of any relevant action taken or pending in connection with the foregoing;
(c)    will provide the other Party with copies, in respect of the matters concerning the Target Companies and except in any case for any information of a sensitive or confidential nature, of any final communication made to the competent Authorities;
(d)    shall take into consideration reasonable comments timely received from the other Party with respect to the aspects and matters of such communications that contain information relating to the other Party or the Target Companies; and
(e)    shall bear all costs associated with the filings and pursuance of the BOI Approval, the Antitrust Clearance (as for the Purchaser) and the Golden Power Clearance (as for the Seller), except for the costs incurred by the other Party in providing its cooperation to the Party responsible for obtaining the relevant Authorization in accordance with Clause 5.2.
5.4    Without prejudice to the generality of the foregoing, each Party shall abstain, and shall procure that its respective Affiliates abstain, from any action or omission which could, directly or indirectly, have the effect of delaying, impairing or impeding the fulfilment of the Conditions Precedent within the Longstop Date or the consummation of the Shares Transfer.
5.5    Each Party shall give notice to the other Party of the satisfaction of the Conditions Precedent under Clause 5.1 within 5 (five) Business Days of becoming aware of such satisfaction. If, at any time, either Party becomes aware of any fact, matter or circumstance that might prevent the occurrence of any Condition Precedent, it shall promptly inform the other Party in writing and the Parties shall discuss in good faith any potential remedy capable of allowing the Closing to take place notwithstanding failure to meet such Condition Precedent.
5.6    The Conditions Precedent under Clause 5.1 letters (a), (b), (c) and (d) (as to the latter two, to the extent that failure to meet such Condition Precedent depends upon the clearance having been denied) have been provided in the interest of both Parties and therefore, to the extent allowed under applicable Law, they may be waived, in whole or in part, solely by agreement in writing between the Parties at any time on or prior to the Longstop Date, provided however that any waiver shall not relieve the Parties from their liability provided for elsewhere in this Agreement. The Conditions Precedent under Clause 5.1 letters (c) and (d) (to the extent that failure to obtain the Antitrust Clearance depends upon the authorization or clearance having been granted subject to remedies or prescriptions contemplated in point (i) and/or (ii) of Clause 5.1(c) or the failure to obtain the Golden Power Clearance depends upon such clearance having been granted in a manner as to impose prescriptions having a negative impact on the Shares Transfer, the Target Companies or the Purchaser), have been provided for in the interest of the Purchaser only and therefore may be waived in writing only by the Purchaser at any time on or prior to the Longstop Date.

5.7    Unless otherwise provided for by this Agreement, in case the Conditions Precedent are not fulfilled (or waived) within and not later than the Longstop Date, as the same may be extended by written agreement of the Parties, the obligation of the Parties to perform the Closing shall be deemed without effect (inefficace), and this Agreement shall be deemed terminated.
5.8    In case of termination of this Agreement pursuant to Clause 5.7 above, this Agreement shall have no further effect, without any liability on any Party hereto, except (i) for the provisions of this Clause 5 and of Clauses 15.1 (Confidentiality), 15.4 (Notices), 15.10 (Costs and expenses) and 16 (Governing Law and jurisdiction), which will survive in accordance with their respective terms, and (ii) without prejudice to the rights and obligations arising in connection with any breach of this Agreement, including, without limitation, the right to damages of any non-defaulting Party pursuant to article 1359 of the Italian Civil Code.
6    INTERIM MANAGEMENT
6.1    The Seller undertakes to ensure that, during the period between the Signing Date and the Closing (the “Interim Period”), the Target Companies shall be managed in the Ordinary Course of Business and in compliance with applicable Laws and regulations, without carrying out acts which may prejudice the completion of the Shares Transfer and, without prejudice to Clause 6.2 below, the Seller shall cause any Target Company:
(a)    not to dispose of the Shares or the shares of Lis Pay or any of the rights attaching to them, nor to create any Encumbrance over the same;
(b)    not to acquire (by merger, acquisition or takeover of stock or assets) or sell any business or branch of business, nor carry out any other extraordinary corporate transaction (including any merger or acquisition with or into any other Person), nor make any equity investments;
(c)    not to enter into any partnership or joint venture agreement with any other Person;
(d)    not to approve any capital increase or capital reduction;
(e)    not to issue any financial instruments or securities (e.g., bonds, warrants, strumenti finanziari partecipativi, etc.);
(f)    not to pass any extraordinary shareholders’ resolution in order to amend or having the effect of amending any Target Company by-laws;
(g)    not to declare or pay any dividend, nor to distribute any reserve or take any other action that would result in a Leakage;
(h)    not to enter into, amend, supplement or terminate any transaction with a Related Party, including without limitations any transaction having as object the hiring, secondment or transfer of employees;
(i)    not to commence a listing or initial public offering of the Shares or the shares of Lis Pay on any market;
(j)    not to enter into agreement having a yearly value in excess of Euro 1,000,000.00 or not at arms’ length conditions;
(k)    not to amend the terms and conditions of any outstanding agreement, nor to grant any release or waiver to rights or claims arising thereunder;

(l)    not to issue or grant any guarantees (fideiussioni, or other corporate guarantees) or incur other obligations to guarantee, indemnify or secure obligations of third parties;
(m)    not to incur or assume any indebtedness for borrowed money to any third party in excess of Euro 1,000,000.00, nor to make any loan in favour of any third party;
(n)    not to make any capital expenditure exceeding in the aggregate Euro 3,000,000.00 or incur, nor agree to incur, a commitment or commitments involving any capital expenditure exceeding in the aggregate Euro 3,000,000.00;
(o)    not to change Accounting Principles;
(p)    not to cease to be resident for tax purposes solely in Italy or create a permanent establishment in a jurisdiction other than Italy;
(q)    not to waive any rights or entitlements, without prejudice to any discounts granted by the Target Companies in the Ordinary Course of Business;
(r)    not to change the terms of employment of the Target Companies’ employees (save to the extent required by any Law or national collective agreements) and not to hire new employees where the combined effect of such actions would result in the total staff costs of the Target Companies to increase by more than 5% if compared with the staff costs as of 31 December 2021;
(s)    not to appoint, hire, dismiss or renew the agreement of any managers (“dirigenti”), or increase the remuneration or benefits due to any of its managers (“dirigenti”), unless such increase is mandatory according to Law or is required under contracts entered into before the Signing Date;
(t)    not to provide any gratuitous payment or benefit to any employees (including managers – dirigenti);
(u)    not to start any collective dismissal procedures or enter into or amend any agreement with the trade unions or collective bargaining agreements; and
(v)    not to agree or undertake to do any of the foregoing.
6.2    Notwithstanding anything to the contrary contained in Clause 6.1, the Seller shall not be restrained from taking, and causing any Target Company to take, any action:
(a)    that is necessary with a view to completing the Shares Transfer in accordance with the terms and conditions of this Agreement;
(b)    the failure to take which would be a breach of the applicable Law;
(c)    that is expressly provided or expressly permitted under this Agreement;
(d)    that is requested in writing by the Purchaser, approved with the prior written consent of the Purchaser (that shall not be unreasonably denied or withheld) or deemed approved pursuant to Clause 6.3 below.
6.3    In the event any Target Company intends to agree or carry out any of the actions referred to in Clause 6.1 above during the Interim Period, the Seller shall request the prior written consent of the Purchaser (by identifying the specific action and providing all details and information which may be reasonably required for the purposes of Purchaser’s evaluations), provided that if the Purchaser fails to object in writing to the relevant request within 10 (ten) Business Days from receipt of the relevant request, the Purchaser shall be deemed to have approved the proposed action.
6.4    The Seller shall procure any Target Company to promptly inform the Purchaser of any investigation, inspection, notice of infringement or other material communication from any competent Authority, as well as of any fact, event or circumstance which may have a material adverse effect on the business of any Target Company as conducted on the date hereof.
7    OTHER PRE- CLOSING UNDERTAKINGS
7.1    Prior to or at the Closing Date, the Seller shall cause the Target Companies:
7.1.1    each to the extent concerned, to (i) use their reasonable efforts to obtain waiver and/or consent declarations in relation to change of control rights provided for in the agreements listed in Schedule 7.1.1(a) which may be triggered by the transaction contemplated by this Agreement, or (ii) provide the relevant counterparty with information concerning the Transaction, in accordance with the provisions included in the agreements listed in Schedule 7.1.1(b);
7.1.2    to update their respective model adopted pursuant to the Italian legislative decree no. 231/2001 in order to take into account the occurred introduction of the administrative crime provided under Article 25-octies.1 thereto (Crimes relating to payment instruments different from cash);
7.1.3    to transfer the trademarks and domain names listed in Schedule 7.1.3 to the Seller or to any of its Affiliates for a price equal to the value of such trademarks resulting from an appraisal to be issued before the Closing Date by an expert to be appointed by the Seller and Lis Holding.
7.2    Between the Signing Date and the Closing Date, the Parties shall in good faith negotiate and agree upon the provision by the Seller or any of its Affiliate, in favour of the Target Companies, of all transitional services needed to ensure the continuity of each of Lis Holding and Lis Pay respective businesses as presently conducted, based on an arm’s lengths consideration.
8    CLOSING
8.1    Subject to the timely fulfilment – or waiver, to the extent permitted according to Clause 5.6 – of the Conditions Precedent, the Closing shall take place at the office of the Notary Public on the Closing Date.
8.2    If any of the Conditions Precedent is not fulfilled – or waived, to the extent permitted – by the Longstop Date, each of the Parties shall be entitled to request to the other Party to postpone the Longstop Date to a date to be determined in agreement by the Parties, provided that the Longstop Date, as postponed pursuant to this Clause 8.2, shall in any case fall by and no later than 31 March 2023.
8.3    In addition to any other action to be taken and to any other instrument to be executed and/or delivered on the Closing Date pursuant to this Agreement, at the Closing, simultaneously:
8.3.1    the Seller shall:

(i)    transfer the Shares to the Purchaser (free and clear of any Encumbrances) by executing on the relevant Shares’ certificates one or more deeds of endorsement (girata in proprietà) (collectively, the “Shares Deeds of Endorsement”). Such Shares Deeds of Endorsement shall be executed before the Notary Public, who will notarize (autentica notarile) the execution of each Shares Deed of Endorsement by the Seller;
(ii)    deliver to the Purchaser executed copies of the letters of resignation from their office - in the form attached as Schedule 8.3.1(ii) (Resignation Letter of directors and statutory auditors) – of all the directors of each of Lis Holding and Lis Pay effective as from the Closing Date;
(iii)    use its best effort to deliver to the Purchaser executed copies of the letters of resignation - in the form attached as Schedule 8.3.1(ii) (Resignation Letter of directors and statutory auditors) - from all the members (effective and alternate) of the board of statutory auditors of each of Lis Holding and Lis Pay effective as from the Closing Date;
(iv)    procure that an ordinary shareholders’ meeting of Lis Holding is validly convened, and the Purchaser shall attend such meeting and vote, inter alia, in favour of the waiver to any type of claim, suit, litigation and action against the resigning directors and the statutory auditors based on their conduct as directors or auditors until the Closing Date (including any actions pursuant to articles 2393, 2393-bis of the Italian civil code), with the exception of cases of gross negligence or wilful misconduct; and
(v)    procure that an ordinary shareholders’ meeting of Lis Pay is validly convened, and the Purchaser shall procure that Lis Holding attend such meeting and vote, inter alia, in favour of the waiver to any type of claim, suit, litigation and action against the resigning directors and statutory auditors based on their conduct as directors or auditors until the Closing Date (including any actions pursuant to articles 2393, 2393-bis of the Italian civil code), with the exception of cases of gross negligence or wilful misconduct, as well as on the appointment of a new managing body that shall include Mr. Maurizio Manzotti as director for a duration and for a remuneration in line with the provisions of the agreement entered into between Lis Pay and Mr. Maurizio Manzotti on 23 December 2020;
8.3.2    the Purchaser shall:
(i)    pay the Purchase Price into the Seller Bank Account;
(ii)    deliver to the Seller a letter in the form attached as Schedule 8.3.2(ii) (Purchaser’s waiver of claims towards resigning directors and statutory auditors).
8.4    All actions and transactions constituting the Closing shall take place simultaneously and shall be regarded as one single transaction, so that no action or transaction constituting the Closing, nor the Closing itself, shall be deemed to have taken place if and until all actions and transactions constituting the Closing shall have been properly performed in accordance with Clause 8.3. The Parties acknowledge the essential nature of this Clause 8.4 and shall cooperate in any manner and in good faith in order to consummate all actions which constitute the Closing.

8.5    The performance and the completion of the Closing, including without limitation the execution of the Shares Deeds of Endorsement, shall not affect, amend, replace or have any novation effect (effetto novativo) on the rights and obligations of the Parties under this Agreement, which rights and obligations shall continue to be valid, binding and effective upon the Parties after the Closing in accordance with their terms.
9    WARRANTIES
The Seller hereby makes the representations and gives the warranties to the Purchaser set out in Schedule 9 (Seller Warranties) (the “Warranties”), which are true and correct as at the Signing Date and shall be true and correct as at the Closing Date, unless express reference is made therein to a different date, provided that:
(a)    the Seller makes no representations or warranties of any kind, either express or implied, in connection with the Target Companies or their business other than the Warranties;
(b)    without limiting the generality of point (a) above, the Seller makes no representations and give no warranties whatsoever as to the accuracy and completeness of any estimates, evaluations, financial projections, business plans or budgets, forecasts, forward-looking statements or other management analyses or as to the future profitability or financial performance of the Target Companies;
(c)    the Warranties are qualified and subject to any information Fairly Disclosed in the Data Room or in the Annexes attached to Schedule 9 (Seller Warranties).
10    INDEMNIFICATION
10.1    Indemnification
10.1.1    Upon the terms and subject to the limitations set forth in this Clause 10, the Seller hereby undertakes to pay to the Purchaser an amount equal to:
(i)    any Loss actually suffered by any Target Company which would have not been so suffered had the Warranties been true and correct; and/or, without duplication (and thus to the extent that such Loss has not been indemnified under this point (i))
(ii)    any Loss actually suffered by the Purchaser which would have not been so suffered had the Warranties been true and correct
(each a “Warranty Claim”).
10.1.2    Any Warranty Claim against the Seller pursuant to this Clause 10 shall be served after the Closing and shall be made in writing (the “Notice of Claim”) promptly and not later than 30 (thirty) Business Days of the day on which the Purchaser becomes formally aware of the fact or event giving rise to the Notice of Claim, provided that in respect of facts or circumstances occurred prior to the Closing Date the above term shall be from the later of the Closing Date and the date on which the Purchaser becomes formally aware of the Third Party Claim or Direct Claim as the case may be.
10.1.3    In case a Notice of Claim is served by the Purchaser, the following rules shall apply:
(a)    the Notice of Claim shall specify whether the Warranty Claim arises as a result of a claim by a third Person (including, for the avoidance of doubt, any notice by any Authority) against the Purchaser or any Target Company (a “Third Party Claim”) or not (a “Direct Claim”) and shall provide the amount claimed (or a good faith estimate thereof, to the extent possible) and a description of the facts underlying the claim and the grounds on which Purchaser considers that the facts give rise to the Warranty Claim;
(b)    following the receipt of a Notice of Claim, the Seller shall have the right to (i) make investigations in connection with the Notice of Claim and its content, and (ii) object to any aspect of the Notice of Claim by sending a notice to the Purchaser within 40 (forty) Business Days of the date of receipt of the Notice of Claim stating the grounds of such disagreement (the “Notice of Disagreement”). To such end, after the Closing Date, the Purchaser shall, and shall cause Lis Holding and Lis Pay, each to the extent concerned, to, give timely access to the Seller to documents, data and records underlying the Notice of Claim as the Seller may reasonably request, provided that the term for filing the Notice of Disagreement shall remain suspended from the date of any such request of the Seller to the date on which the requested information have been provided to the Seller;
(c)    should the Seller fail to serve the Notice of Disagreement within the above said 40 (forty) Business Day term, the Warranty Claim shall be deemed as rejected by the Seller, provided that, in such case, within 10 (ten) Business Days of the written request of the Purchaser, the Seller shall deliver a Notice of Disagreement stating the grounds of rejection of the Notice of Claim, failing which the Notice of Claim shall be deemed accepted;
(d)    if a Notice of Disagreement has been timely served by the Seller according to sub-paragraphs (b) or (c) above, as the case may be, the Seller and the Purchaser will attempt to resolve any differences which they may have with respect to any matters constituting the subject matter of the Notice of Disagreement for a period of 20 (twenty) Business Days following the date of receipt of such Notice of Disagreement;
(e)    if, at the end of such period, the Seller and the Purchaser fail to reach an agreement in writing with respect to all matters of the Notice of Disagreement, then all matters as to which agreement has not been so reached may, thereafter, be submitted to the competent tribunal pursuant to Clause 16 (Governing Law and jurisdiction).
10.1.4    If a Third Party’s Claim is delivered prior to Closing, the Seller shall procure that, until Closing, the interested Target Company diligently defends such Third Party Claim and the Seller shall keep the Purchaser informed about the development of any defense activities and shall (i) at the request of the Purchaser, allow the latter to assist, through its attorneys and at its cost, to the defence and negotiations of the Third Party Claim and shall in any case, take into due consideration the suggestions and opinions of the Purchaser and its advisors in such respect; and (ii) not, and cause the Target Companies not to, make any admission of liability, agreement, settlement or compromise with any third party in relation to the Third Party Claim without the prior written consent of the Purchaser.
10.1.5    If a Warranty Claim based on a Third Party’s Claim is delivered to the Seller, the Purchaser shall: (i) procure that the Target Company diligently defends such Third

Party Claim; (ii) ensure that the Seller is kept duly and promptly informed of any notice, communication, fact or information concerning the matter that is the subject matter of the request of the Warranty Claim; (iii) at the request of the Seller, allow the latter to assist, through its attorneys and at its cost, to the defence and negotiations of the Third Party Claim and shall in any case take into due consideration the suggestions and opinions of the Seller and its advisors in such respect; and (iv) not, and shall cause the Target Companies not to, make any admission of liability, agreement, settlement or compromise with any third party in relation to the Third Party Claim without the prior written consent of the Seller; provided, however, that if a firm offer to settle is made to the Target Company or to the Purchaser that the Seller, but not the Purchaser, is willing to accept, the Purchaser or the Target Company will be free not to enter into such settlement, provided that in such case the relevant liability of the Seller under this Clause 10 will be limited to the amount of the proposed settlement.
10.1.6    In case of a Third Party Claim, the Seller will not be obliged to indemnify or hold the Purchaser harmless from and against any Loss unless and until the liability towards the relevant third party is ascertained by virtue of an (even provisionally) enforceable Order or by a fully binding settlement agreement executed in accordance with the provisions set forth in Clause 10.1.5(iv) above. It is understood that Sellers, after having indemnified the Purchaser on the basis of a provisionally (and not final) enforceable Order, shall be entitled to promptly obtain from the Purchaser the reimbursement of the amounts paid, to the extent subsequently recovered by the Purchaser or by the Target Company as a result of the final decision or settlement of the subject-matter of the Third Party Claim.
10.2    Limitations and exclusions of indemnification
10.2.1    Any Warranty Claim of the Purchaser against the Seller pursuant to this Clause 10 for breach of Warranties shall become time barred (decadenza dal beneficio di indennizzo) if the Notice of Claim is not delivered to the Seller prior to:
(i)    in relation to any Warranty Claim based on a breach of the Fundamental Warranties or of the Warranties under Clause 18 of Schedule 9, the 20th Business Day following the expiry of the statute of limitation applicable to the relevant matter;
(ii)    in relation any Warranty Claim based on a breach of the Warranties other than those under point (i) above, the second anniversary of the Closing Date.
Time limitations contained under this Clause 10.2.1 shall not apply to any Warranty Claim which is based on a breach of Warranties committed by the Seller with wilful misconduct or gross negligence.
10.2.2    The Seller shall not be liable in respect of any Warranty Claim:
(i)    if the Loss arising from any individual event (or any series of events having the same nature or arising out of the same or similar sets of facts or circumstances) constituting a breach of the Warranty, as may be reduced pursuant to Clause 10.2.5, is less than or equal to Euro 100,000.00 (the “De Minimis Threshold”); and

(ii)    until the aggregate value of all indemnifiable Losses pursuant to this Clause 10 exceeds Euro 1,500,000.00 (the “Basket”), provided that, if such limit is exceeded, the Seller shall be liable only for the amount exceeding the Basket and that in no event any Loss below the De Minimis Threshold will be considered for the purpose of eroding the Basket;
provided that the thresholds set out in this Clause 10.2.2 shall not apply for any and all Warranty Claims for breach of any Fundamental Warranty, nor for any breach depending upon wilful misconduct or gross negligence.
10.2.3    Without prejudice to Clause 10.2.2 above, the aggregate maximum liability of the Seller in respect of all Warranty Claims for breach of the Warranties other than the Fundamental Warranties shall not exceed an amount equal to 15% of the Purchase Price (the “Cap”), while the aggregate maximum liability of the Seller in respect of all Warranty Claims for breach of the Fundamental Warranties shall not exceed an amount equal to the Purchase Price.
10.2.4    The Seller’s liability under this Clause 10 in respect of any Warranty Claim shall be reduced by the amount of any indemnification (net of any costs and expenses associated therewith) that the Purchaser and/or the relevant Target Company have actually received from any third party (including pursuant to any insurance policy) in connection with the event giving rise to indemnification.
10.2.5    Any amount of all Losses payable by the Seller under this Clause 10, before becoming indemnifiable and exceeding the De Minimis Threshold and the Basket (in any case up to the Cap), shall be reduced by:
(a)    any Tax benefit actually enjoyed or effectively enjoyable by the Purchaser or the Target Companies arising out of the Losses, if and to the extent the same is not offset by the tax burden related to payment of the indemnification. Upon written request of the Seller, the Purchaser or the Target Companies shall instruct their auditors to provide a statement to the Seller on such payment having been subject to taxation and the Tax benefit having been actually enjoyed or effectively enjoyable by the Purchaser or the Target Companies. If any tax controversy arises with any Italian Tax Agency (Agenzia delle Entrate) with respect to the tax treatment of any such payment, the Parties shall co-operate in good faith and take all reasonable actions to secure that the Seller and the Purchaser or the Target Companies are left in the same position, with neither net loss nor net benefit;
(b)    the amount of any reasonably specific provision in relation to the relevant Loss or the subject matter of the Warranty Claim recorded in the Target Companies 2021 Pro-Forma Financial Statements;
(c)    the amount of any Tax recovered by, or of any Tax credit actually enjoyed or effectively enjoyable by, any Target Company, as a result of the tax ruling (interpello) promoted by Lis Holding at the Italian Tax Agency (Agenzia delle Entrate) with the petition dated November 30, 2021;
(d)    any indemnity, contribution or other similar payment actually recovered by the Purchaser or the Target Companies from any third party as a result of the Losses or the subject matter of the Warranty Claim (including any insurance proceeds received by the Target Companies as a consequence of the relevant Loss).
10.2.6    No Warranty Claim may be made against the Seller to the extent that such Warranty Claim arises solely from or is based solely upon:
(a)    any increase in the rates of any Tax or any change in Law, being an increase or a change made after the date of this Agreement; or
(b)    any differences between the Accounting Principles or the bases, methods or policies of accounting used by Purchaser or any Target Company after the Closing Date.
10.2.7    The Losses indemnifiable by the Seller under this Clause 10 shall be calculated without applying any money multiple.
10.2.8    There will be no duplication of the indemnification pursuant to this Clause 10 in favour of the Purchaser or the Target Companies. The Purchaser and the Target Companies will not be entitled to recover damages or otherwise obtain payment, reimbursement or restitution more than once in respect of the same event.
10.2.9    After the Closing, the Purchaser shall use its reasonable best efforts to prevent and mitigate - and cause the Target Companies to prevent and mitigate - any Loss suffered or incurred by the Purchaser or by the Target Companies as a result of any breach by the Seller of the Warranties. In the event of breach of such mitigation obligations, the Seller indemnification obligations under this Clause 10 in relation to the relevant Losses shall be limited to the amount of the Loss that would have been actually incurred if the undertakings under this Clause 10.2.9 had been complied with.
10.2.10    The Seller shall not be liable for any Loss suffered or incurred by the Purchaser or by the Target Companies as a result of any breach by the Seller of the Warranties if the alleged breach is capable of remedy and is fully and actually remedied to the reasonable satisfaction of the Purchaser by the Seller within 30 Business Days of the date on which the Notice of Claim under Clause 10.1.2 is received by the Seller. The Purchaser hereby covenants and agrees to use reasonable endeavors to assist, and procure the assistance of the Target Companies to, the Seller in remedying such breaches at the Seller’s expenses.
10.3    Data Room and Annexes attached to Schedule 9 (Seller Warranties)
Any rights of the Purchaser however arising under this Clause 10 and/or any other provision of this Agreement or under applicable Laws in connection with any breach of any Warranty shall be qualified and limited, and the Seller shall have no liability under Clause 10, in respect of any facts or circumstances Fairly Disclosed in the Data Room or in the Annexes attached to Schedule 9 (Seller Warranties).
10.4    Payments
10.4.1    Subject to the Loss becoming actual and without prejudice to Clause 10.1.6, all payments to be made by the Seller pursuant to this Clause 10 shall be made within 20 (twenty) Business Days from:

(i)    the date on which any matters contained in the Notice of Disagreement have been finally agreed upon between the Purchaser and the Seller in writing; or
(ii)    the date on which a settlement has been reached or a final and binding decision has been issued by the competent tribunal pursuant to Clause 16 (Governing Law and jurisdiction).
10.4.2    All payments by the Seller to the Purchaser under this Clause 10 shall be deemed to constitute, to the maximum possible extent, an adjustment of the Purchase Price.
10.5    Sole remedy
Starting from the date of execution of this Agreement (included), the rights and remedies provided in this Clause 10 will be the sole and exclusive remedy available to Purchaser under this Agreement or otherwise, in lieu of any other right or remedy available to Purchaser under this Agreement, any applicable Law or otherwise arising in connection with, or by virtue of, any breach of any Warranty.
11    SPECIAL INDEMNITY
11.1    In addition to what is provided for under Clause 9 (Warranties) above, the Seller shall, as autonomous indemnification obligation which shall not be limited in any manner by any matter Fairly Disclosed to the Purchaser in the Data Room or in the Annexes attached to Schedule 9 (Seller Warranties), nor shall be subject to any of the limitations in time or amount provided for in Clause 10 (Indemnification), indemnify and hold the Purchaser (or, at the request of the Purchaser, the relevant Target Company) harmless, in accordance with the terms and limitations under this Clause 11 and without any right of the Seller to set off or counterclaim, from and against any and all Losses incurred or suffered by the Purchaser or by any Target Company as a consequence of, or in connection with:
(i)    the BOI Inspection, including but not limited to any Loss arising from any remediation and/or corrective measure implemented by the Target Companies in compliance with Clause 11.6, as well as any sanction, penalty or measure imposed on the Target Companies as a consequence thereof (the “First Special Indemnity”);
(ii)    the facts described under the documents uploaded as doc. no. 12.2.1 of the Data Room, including but not limited to any Loss arising from any remediation and/or corrective measure implemented by the Target Companies in compliance with Clause 11.6, as well as any sanction, penalty or measure imposed on the Target Companies as a consequence thereof (the “Second Special Indemnity” and together with the First Special Indemnity, the “Special Indemnities”).
11.2    The aggregate maximum liability of the Seller in respect of any Loss arising from any remediation and/or corrective measure implemented by the Target Companies in relation to:
(i)    the BOI Inspection shall not exceed, on a first recourse basis, an amount equal to Euro 3,000,000.00 (the “BOI Indemnity Cap”);
(ii)    the facts underlying the Second Special Indemnity shall not exceed, on a first recourse basis, an amount equal to Euro 5,000,000.00 (the “Second Special Indemnity Cap”),
provided however that, in the event that the Losses arising from any remediation and/or corrective measure implemented in relation to said facts exceed the BOI Indemnity Cap and/or the Second Special Indemnity Cap, the Seller shall indemnify the Purchaser (or, at the request of the Purchaser, the relevant Target Company) any such additional Loss up to the amount of the available general Cap (and, in such event, the general Cap shall be correspondingly reduced by the amount of such excess only).
11.3    Any sanction and penalty imposed on the Target Companies as a consequence of, or in connection with the BOI Inspection and the facts underlying the Second Special Indemnity shall be indemnified by the Seller on a Euro per Euro basis (without any reduction of the general Cap).
11.4    The Parties agree that Purchaser claims relating to the Special Indemnities shall be notified or assessed in accordance with Clause 10 above, which, save as otherwise expressly provided in this Clause 11, shall apply mutatis mutandis.
11.5    With respect to any sanction and/or supervisory proceeding which may be commenced by the Bank of Italy as the outcome of the BOI Inspection, the following provisions shall apply:
a)    during the Interim Period, the Seller shall procure that Lis Pay (i) diligently takes over its defense in the context of such sanction proceeding and shall keep the Purchaser timely and fully informed of the status of the same at all stages thereof; and (ii) takes into due consideration the suggestions and opinion of the Purchaser and its advisors in respect of the defense of same Lis Pay (including, to the extent applicable, with respect to the opportunity for Lis Pay to file an appeal against any sanction imposed by the Bank of Italy as an outcome of such sanction proceeding);
b)    following Closing, the Seller shall be entitled to continue to take over the defense of Lis Pay in accordance with the provisions of letter a) above, provided that, should the Seller fail to diligently conduct the same, the Purchaser may, by notice to such Seller, elect to reassume the exclusive right to direct Lis Pay’s defense in the context thereof;
c)    the Purchaser and the Seller, as the case may be, shall render to each other such assistance as the other Party may reasonably require and shall cooperate in good faith with each other in order to ensure the proper and adequate defense of Lis Pay in the context of any such sanction proceeding.
11.6    With respect to the remediations and/or corrective measures to be implemented, after the Closing, by the Target Companies as a consequence of, or in connection with the BOI Inspection and the facts underlying the Second Special Indemnity, the Purchaser shall:
(i)    ensure that the Target Companies take corrective measures and remedies commensurate with their actual needs and, in any event, limited to what is reasonably necessary to achieve the compliance in accordance with standard market practices;
(ii)    keep the Seller duly informed of the identification and implementation of corrective measures and shall provide the Seller with the information and documents necessary to enable the Seller to verify the fulfilment of the provisions under point (i) above.
12    REPRESENTATIONS AND WARRANTIES OF THE PURCHASER
The Purchaser represents and warrants to the Seller as set forth in Clauses from 12.1 to 12.6 below, it being understood that such representations and warranties shall be true and correct on the Signing Date and on the Closing Date, unless express reference is made therein to a different date.
The Purchaser shall indemnify the Seller for the entire amount of any Loss that the Seller has actually incurred as a direct consequence of a breach of the representations and warranties set forth in Clauses from 12.1 to 12.6 below.
12.1    Organisation and good standing of Purchaser
Each Person acting as Purchaser under this Agreement is and will be until Closing a company duly organised, validly existing, and in good standing under the laws of Italy, with full corporate power and authority to conduct its business.
12.2    Authority; no conflict
(a)    Each Person acting as Purchaser under this Agreement has and will have on Closing the right, power and authority to execute and deliver this Agreement, to purchase the Shares from the Seller, to perform its obligations hereunder and to consummate the transactions contemplated in this Agreement.
(b)    The entering into and the consummation of the transactions contemplated in this Agreement have been and will have been duly resolved upon by the competent corporate bodies of each Person acting as Purchaser under this Agreement.
(c)    This Agreement has been and will have been duly entered into by each Person acting as Purchaser and the consummation of the transactions contemplated hereunder constitute and will constitute a legal, valid and binding obligations of each of them.
(d)    Except for the Conditions Precedent, the execution and performance of this Agreement by each Person acting as Purchaser will not require any approval, consent, nulla osta, clearance or other authorisation in whatever form issued or released (including any tacit acknowledgement) by any Authority.
12.3    Proceedings
There are no pending administrative, judicial, tax, regulatory or other proceeding of any nature commenced against any Person acting as Purchaser under this Agreement or the group of companies to which the Purchaser belongs and that challenges, or may have the effect of preventing, delaying, making illegal or otherwise interfering with the sales and purchases contemplated hereunder.
12.4    No further reliance
The Purchaser expressly acknowledges and agrees that it is not relying on any statement, representation or warranty (including those which may be contained in any materials provided to Purchaser during the course of the Due Diligence), other than the Warranties.
12.5    Financial ability
Each Person acting as Purchaser will have at Closing all the funds and financial means necessary in order to pay the Purchase Price and perform any other obligation of Purchaser hereunder, and consummate the transaction contemplated hereunder.

12.6    Brokers or finders
Each Person acting as Purchaser under this Agreement has not incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the purchase of the Shares.
13    PURCHASER’S RIGHT TO DESIGNATE
13.1    The Purchaser will have the right, pursuant to article 1401 of the Italian Civil Code, to designate one of its Affiliates to purchase the Shares in accordance with the following provisions:
13.1.1    anything in article 1403 of the Italian Civil Code to the contrary notwithstanding, the designation will be sufficiently made by written notification to the Seller pursuant to Clause 15.4 (Notices) below, accompanied by a written statement of the designee undertaking to be fully bound by all terms and conditions of this Agreement;
13.1.2    the notification will be made not later than 5 (five) Business Days prior to the Closing Date;
13.1.3    the notification of the designation shall be effective upon its receipt by the Seller.
13.2    As a consequence of the designation pursuant to the above Clause 13.1, (a) the rights and obligations of the Purchaser under this Agreement, and under any related agreements, shall hereby be transferred to such designee, and (b) all related references to the Purchaser in this Agreement shall be construed as references to such designee, provided that the Purchaser will remain jointly and severally liable with the designee in respect of the performance by such designee of all of the obligations arising under or in connection with this Agreement.
14    POST CLOSING OBLIGATIONS OF THE PARTIES
14.1    Non-compete
Subject to Closing taking place, for a period of 3 (three) years from the Closing Date, the Seller shall not, directly or indirectly, in any manner whatsoever, engage with any business in the Italian territory being in direct competition with the Relevant Business, nor shall the Seller acquire any interest as owner, stockholder, partner or otherwise in any business competitive with the Relevant Business, it being understood, however, that the Seller may directly or indirectly: (a) acquire financial instruments of companies carrying on activities in competition with the Relevant Business, up to a maximum of 10% of the amount representing the class of such financial instruments, provided that such instruments are listed on a regulated market or a multilateral trading facility; (b) acquire participations in any company carrying out, on a non-prevailing basis, activities in competition with the Relevant Business, to the extent the net revenues of said company arising from the competitive business do not exceed 10% of the overall net revenues of said legal entity; or (c) invest in investment funds, regardless of whether the assets of such funds are invested in companies carrying on activities in competition with the Relevant Business (provided that the investment does not result in the power to determine the investment policies of the fund).
14.2    Patronage letters and bank guarantees
14.2.1    The Purchaser shall use its best efforts in order to procure that as soon as practicable after the Closing:

(a)    (i) the Purchaser or any of its Affiliates issues letters of patronage in lieu of the letters of patronage listed in Schedule 14.2.1(a) (the “Seller Letters of Patronage”); and consequently (ii) the Sellers Letters of Patronage are released and terminated; and
(b)    the Seller is released from any obligation relating to the bank and insurance guarantees listed in Schedule 14.2.1(b) (the “Seller Guarantees”).
14.2.2    The Purchaser shall indemnify and hold the Seller and its Affiliates harmless, on a Euro per Euro basis and on first demand, from and against all Losses suffered or incurred by the Seller or its Affiliates in relation to or arising out of any claim made by any party whatsoever under any Seller Guarantee and/or Seller Letter of Patronage (the “Back-to-Back Indemnity”). In such case, the Purchaser shall pay to the Seller or to its Affiliate the amount due under the Back-to-Back Indemnity within 10 (ten) Business Days from the receipt of the relevant written request by the Seller. This Back-to-Back Indemnity shall be effective as from the Closing Date and shall remain in full force until the Seller is fully released from the obligations arising from the Seller Guarantees and the Seller Letters of Patronage.
15    GENERAL
15.1    Confidentiality
This Agreement (including its existence and content, the discussions held, the analyses and evaluations carried out – including those performed by advisors and consultants –, the documentation, the processing and any other information relating to the other Parties exchanged in the context or for the purposes of this Agreement) is to be considered as confidential information. Without prejudice to the foregoing, in any event (i) the Seller undertakes, for the entire duration of this Agreement, not to disclose any statement relating to this Agreement nor, in any case, to expressly mention the Purchaser or its Affiliates without the content of such statement having been previously shared with, and authorised by, the Purchaser, and (ii) the Purchaser, also on behalf of its Affiliates, undertakes the same commitments towards the Seller as set out in (i), mutatis mutandis, provided that, (a) if and to the extent the relevant communication is required by any provision of Law or any order of an Authority having jurisdiction over the Party aiming to make the disclosure or announcement, the Party so requested shall be under an obligation to grant its consent (which shall not be unreasonably withheld) within 2 Business Days of the request or the shorter period of time as required; and (b) the Seller and its Affiliates shall be entitled to disclose this Agreement, if and to the extent required, in compliance with any regulation of the New York Stock Exchange by which the Seller and its Affiliates are bound.
15.2    Signing press release
Without prejudice to the foregoing, each Party will issue, upon signing of this Agreement, a press release in an agreed form, announcing the general guidelines, the main phases as well as the activities based on which this Agreement is structured and the other information required by the Law.
15.3    No Assignment
Neither Party may transfer, assign or delegate any of its rights, interests or obligations under this Agreement without the prior written consent of the other Party.

15.4    Notices
15.4.1    All notices or other communications required or permitted by this Agreement shall be effective upon receipt and shall be in writing and delivered by overnight courier or registered letter anticipated by email (it being understood that in both cases the notice shall be deemed as received on the date and hour indicated in the proof of delivery), or sent by registered mail (PEC) (it being understood that in such case the notice shall be deemed as received on the date and hour indicated in the receipt issued by the PEC management software), as follows:
(i)    if to the Seller, to:
IGT Lottery S.p.A.
Viale del Campo Boario, 56/D
00154 - Roma
Italy
Attention: Miguel Bertuzzi, Associate General Counsel (Italy)
PEC: igtlottery@pec.it
Email: miguel.bertuzzi@igt.com

With copy to:

Advant-Nctm Studio Legale
Via Agnello 12
20121 – Milano
Attention: Alberto Toffoletto
PEC: alberto.toffoletto@milano.pecavvocati.it
Email: alberto.toffoletto@advant-nctm.com

(ii)    if to the Purchaser, to:
PostePay S.p.A. – Patrimonio destinato IMEL
Viale Europa, 190
00144 - Roma
Italy
Attention: Marco Siracusano
PEC: postepay@pec.posteitaliane.it
Email: marco.siracusano@posteitaliane.it

With copy to:

Cappelli RCCD Studio Legale
Via Boschetti, 1 (angolo C.so Venezia)
20121 - MILANO
Attention: Roberto Cappelli
PEC: robertocappelli@ordineavvocatiroma.org
Email: roberto.cappelli@crccdlex.com

or to such other address as may be provided in writing by one Party to the other with the modalities provided for under this Clause 15.4.

15.4.2    All notices to be made or given under, or otherwise in connection with, this Agreement shall be in the English or Italian language.
15.5    Entire Agreement
This Agreement sets forth the entire understanding and agreement between the Parties as to the matters covered in this Agreement and supersedes and replaces any prior understanding, agreement or statement of intent among the Parties, in each case, written or oral, of any and every nature with respect to the matters covered in this Agreement.
15.6    Amendments – Waiver
15.6.1    No provision of this Agreement may be amended, modified or waived unless such amendment, modification or waiver is agreed in writing and signed by the Parties.
15.6.2    Any modification of, or amendment to, this Agreement shall be in writing and signed by both Parties and shall state the Parties’ intention to modify or amend this Agreement.
15.6.3    Any waiver of any term or condition of this Agreement shall be in writing and signed by the Party against whom such waiver is sought to be enforced, referring specifically to the term or condition to be waived. No waiver of any term and condition of this Agreement shall be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or waiver of any other term or condition of this Agreement. The failure or delay of any Party to exercise any right (in full or in part) or to require the performance (in full or in part) of any term or obligation of this Agreement, shall not prevent any subsequent enforcement of such right, term or obligation by such Party, unless otherwise provided in this Agreement.
15.7    Severability
If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable under the applicable provisions of Law, the validity, legality or enforceability of the remaining provisions shall not be affected or impaired. The Parties shall negotiate in good faith with a view to modifying this Agreement to replace the provisions found to be invalid, illegal or unenforceable, with terms and conditions mutually satisfactory to the Parties which achieve the original intent of the Parties and consummating the transactions as originally contemplated.
15.8    Further Assurances
Each Party shall, at its own cost, execute such documents and take such actions as the other Party may reasonably require to give full effect to this Agreement.
15.9    Language
This Agreement is executed in the English language. All versions of this Agreement in any other language shall be for convenience only and shall not be binding upon the Parties hereto.
15.10    Costs and Expenses
15.10.1    Unless otherwise agreed in writing between the Parties, each Party shall bear, to the extent of its competence, the costs, taxes and duties, expenses and other charges incurred, or to be incurred, in connection with the negotiation, conclusion and execution of this Agreement and any agreement, transaction or deed entered into, or to be entered into, in connection with this Agreement.
15.10.2    All expenses as well as any and all Taxes (including, but not limited to, registration tax and stamp duty), fees, taxes or charges, relating to the sale and purchase of the Shares, including the so-called "Tobin Tax"," governed by Law No. 228 of 2012, shall be borne by the Purchaser, except that no registration tax, stamp, duty or similar Tax shall be borne by the Purchaser, and the Purchaser shall be indemnified and held harmless by the Seller, if such registration tax, stamp, duty or similar Tax becomes due solely as a consequence of voluntary registration (“registrazione volontaria”), case of use (“caso d’uso”) or cross reference (“enunciazione”) made or requested by the Seller.
15.10.3    All income Taxes or capital gains Taxes realized by the Seller as a result of the sale and purchase of the Shares will be borne by the Seller.
16    GOVERNING LAW AND JURISDICTION
16.1    Governing Law
This Agreement, its validity, performance and interpretation shall be governed by, and construed in accordance with, the Laws of Italy, without regard to any applicable principles of conflicts of law.
16.2    Jurisdiction
16.2.1    All disputes arising in connection with this Agreement shall be finally settled under the Rules of the Chamber of Arbitration of Milan. The panel of arbitrators will be composed of three (3) members to be appointed as follows: each Party will appoint an arbitrator. The two arbitrators so appointed will then appoint a third arbitrator who shall act as chairman of the panel. In case the third arbitrator is not appointed within 30 (thirty) calendar days from the appointment of the latter of the two arbitrators appointed by the Parties or one of the Parties has not appointed its arbitrator within 15 (fifteen) calendar days from the notice of the appointment of the arbitrator by the other Party, the third arbitrator and/or the arbitrator not appointed by the relevant Party will be appointed by the Arbitral Council of the Chamber of Arbitration of Milan upon request of any of the Parties. The panel of arbitrators shall decide in accordance with the rules of Laws of Italy and shall indicate in the award the allocation among the disputing Parties of the expenses pertaining to the arbitration procedure.
16.2.2    The arbitration procedure shall be held in Milan, and shall be conducted in the Italian language.
16.2.3    Each of the Parties submits to the exclusive jurisdiction of the courts of Milan (Italy) all disputes, legal suits, actions and/or proceedings arising out of or in connection with this Agreement which, due to their particular nature, cannot be the subject of arbitration under the Laws of Italy.

16.3    Election of Domicile
The Parties hereby designate their respective addresses for the giving of notice, as set forth in Clause 15.4 (Notices), as their respective domiciles at which service of process may be made in any legal action or proceedings arising hereunder.
**

List of Schedules and Exhibits
Schedule A*    List of Reimbursements Constituting Permitted Leakages
Schedule B*    List of Agreements Containing Permitted Leakages
Schedule C    Target Companies 2021 Pro Forma Financial Statements
Schedule D*    Data Room Index
Schedule 7.1.1(a)     List of Agreements Requiring Change in Control Waivers
Schedule 7.1.1(b)     List of Agreements Requiring Change in Control Notices
Schedule 7.1.3*    List of IP Rights to be Transferred Prior to Closing
Schedule 8.3.1(ii) *        Form of Resignation Letters of Directors and Statutory Auditors of Target Companies
Schedule 8.3.2(ii) *    Form of Purchaser’s Waiver of Claims Against Resigning Directors and Statutory Auditors of Target Companies
Schedule 9    Representations and Warranties
    Annex 4.4*     IGT Lottery Group Chart
    Annex 8.1*     List of Employees of Target Companies
        Annex 8.8*    List of Consultants at Target Companies
    Annex 9.1*    List of Insurance Policies of Target Companies
    Annex 9.4*    List of Insurance Policies of Target Companies
                    That Will Be Terminated
    Annex 10.1*    List of Material Contracts
    Annex 10.2*    List of Material Contracts
    Annex 10.4*    List of Points of Sale Having Binding Agreements with Target Companies
    Annex 11.2*    List of Real Estate Lease Agreements
    Annex 13.2*    List of IT Incidents
    Annex 13.6*    List of Software License Agreements
    Annex 13.11*    List of Domain Names Owned by Target Companies
    Annex 14.1*    List of IP Rights Registered or Applied for in the Name of a Target Company

Schedule 14.2.1(a) *    List of Letters of Patronage to be Issued by Purchaser After Closing
Schedule 14.2.1(b) *    List of Bank and Insurance Guarantees from which IGT Lottery S.p.A. Shall be Released After Closing

* Schedule omitted pursuant to the fifth paragraph of the Instructions As To Exhibits of
Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request

SCHEDULE C

Amounts in € thousands

Target companies consolidated unaudited Balance Sheet	**December 31, 2021**
ASSETS	
Non-current assets	
Systems, equipment and other assets	19.546
Goodwill	47.595
Intangible assets, net	8.799
Other non-current assets	1.274
Right of Use	7.880
Total non-current assets	**85.094**
Current assets	
Trade and other receivables	113.152
Restricted Cash	62.909
Other current assets	8.104
Current financial assets from parent	8.891
Income taxes receivable	472
Cash and cash equivalents	90.858
Total current assets	**284.386**
TOTAL ASSETS	**369.480**
EQUITY AND LIABILITIES	
Equity attributable to equity holders	
Share capital	2.582
Legal reserve	516
Other reserves	116.614
Net income	15.589
Total equity	**135.302**
Non-current liabilities	
Deferred tax liabilities	3.250
Other non-current liabilities	57
Lease liabilities	8.499
Staff Severance fund	1.524
Total non-current liabilities	**13.329**
Current liabilities	
Accounts payable	205.738
Payable to related Parties	760
Lease liabilities	800
Accrued expenses	5.810
Other liabilities	2.331
Taxes other than income taxes	1.949
Income taxes payable	3.460
Total current liabilities	**220.848**
TOTAL EQUITY AND LIABILITIES	**369.480**

Schedule 7.1.1(a)
Change of Control Waivers

1.	Agreement with Paypal Private Limited e Paypal (Europe) S.à.r.l.
2.	Agreement with Shangai Sunmi Technology Co. Ltd.
3.	Agreement with Euronet Pay and Transaction Services S.r.l.
4.	Agreement with SIA S.p.A.

Schedule 7.1.1(b)
Change of Control Notices

1.	Agreement with Vodafone S.p.A.
2.	Agreement with Eni Gas e Luce S.p.A.
3.	Agreement with Acquedotto Pugliese S.p.A.
4.	Agreement with A2A S.p.A.
5.	Agreement with Compass Banca S.p.A.
6.	Agreement with Allianz S.p.A.
7.	Agreement with Fastweb S.p.A.
8.	Agreement with Linear Assicurazioni S.p.A.
9.	Agreement with Iren Mercato S.p.A.
10.	Agreement with Banca Popolare di Sondrio S.p.A.
11.	Agreement with Duferco Energia S.p.A.
12.	Agreement with Tim S.p.A.
13.	Agreement with Tim S.p.A. (Kena Mobile)
14.	Agreement with Insight Technology Solution S.r.l.
15.	Agreement with Lottomatica Scommesse S.r.l.
16.	Any other letter of patronage (or connected agreement) listed in Schedule 14.2.1(a) and not expressly mentioned above.

Schedule 9
Seller Warranties
1.    Status and Authorization of the Seller
1.1    The Seller is a joint stock company duly organized, validly existing and in good standing under the Laws of the Republic of Italy and has full power and authority to conduct its business as presently conducted and to own its assets and properties as presently owned.
1.2    The Seller is not unable to pay its debts within the meaning of applicable insolvency Laws and is not in liquidation or insolvent or subject to any winding-up proceeding or bankruptcy, composition with creditors or similar pre-bankruptcy or bankruptcy-like proceedings, and there are no formal claims filed for the initiation of any such proceedings.
1.3    The Seller has all requisite power and authority and has taken all corporate actions necessary to execute and deliver the Agreement, to consummate the transaction contemplated herein and to perform its obligations hereunder. Except as otherwise expressly contemplated by other Clauses of the Agreement, no application or filing with, or consent, Authorization or approval of, or exemption by, any governmental or public body or Authority is required on the part of the Seller, in connection with the execution and performance of the Agreement.
1.4    This Agreement, when executed and exchanged, will constitute the legal, valid and binding obligations of the Seller, enforceable against it in accordance with their terms.
2.    No conflict
2.1    The execution and delivery of this Agreement and the consummation of the transaction contemplated herein will not conflict with, or result in the breach of, or constitute a default under (i) the articles of incorporation or the by-laws of the Seller, or (ii) any laws or regulations in its jurisdiction of incorporation applicable to the Seller, or (iii) any order, decree or judgment of any court or any Authority applicable to the Seller.
3.    Existence and good standing of the Target Companies
3.1    Each of the Target Companies is a company duly organized, validly existing and in good standing under the Laws of the Republic of Italy and has full power and authority to conduct its Relevant Business as presently conducted and to own its assets and properties as presently owned.
3.2    None of the Target Companies is unable to pay its debts within the meaning of applicable insolvency laws or in liquidation or insolvent or subject to any winding-up proceeding or bankruptcy, composition with creditors or similar pre-bankruptcy or bankruptcy-like proceedings, and there are no formal claims filed for the initiation of such proceedings.
4.    Articles of association and equity interests
4.1    The articles of association of the Target Companies are those included in folder 1.2 of the Data Room and are valid and in full force and effect.
4.2    The Shares represent 100% of all rights, title and equity interest in LIS Holding and are fully paid-in and free and clear from any Encumbrances. The Seller has full and unrestricted title and authority to transfer the Shares to the Purchaser in accordance with this Agreement.

4.3    As at the Signing Date and as at the Closing Date, LIS Holding is the full, legitimate and exclusive owner of 100% of the share capital of (and of all rights, title and equity interest in) LIS Pay, which is free and clear from any Encumbrances.
4.4    The information with respect to the membership or other participation of each of the Target Companies set out in the group chart attached hereto as Annex 4.4 (the “Group Chart”) is true, accurate and complete.
4.5    Save for the interests held by Lis Holding in the Consorzio ERION WEEE, none of the Target Companies owns any interests or rights in any shares, units or other membership interests in any Person, or any instrument convertible into or exchangeable for any shares, units or membership interests in any Person, except as set forth in the Group Chart.
4.6    As at the Signing Date and as at the Closing Date there are no options, warrants, conversion or subscription rights, agreements, contracts, profit sharing agreements, promoter’s shares, similar securities, or commitments of any kind obligating any of the Target Companies, conditionally or otherwise, to issue or sell any shares, units or other membership interests, or any instrument convertible into or exchangeable for any such shares, units or membership interests, or to repurchase or redeem any of them, or otherwise affecting the amount and allotment of their capital.
5.    Books and records
5.1    The corporate and accounting books of each of the Target Companies are up-to-date and represent the accounting books and records required by, and have been kept in all material respects in accordance with, all applicable Laws, consistent with diligent corporate and business practices. On the Closing Date, all such corporate and accounting books of the Target Companies will be in the possession or under the control of the Target Companies each to the extent concerned, together with all documents of title and copies of all existing agreements which are necessary for the proper conduct of their Relevant Business and to which the Target Companies are a party.
5.2    The Financial Statements of each Target Company and the Target Companies 2021 Pro Forma Financial Statements:
5.2.1    have been prepared in accordance with the Law and the applicable Accounting Principles, subject, in the case of the Target Companies 2021 Pro Forma Financial Statements, to usual and recurring elimination entries and consolidation adjustments;
5.2.2    give a true and fair view, on a stand-alone or consolidated basis, as the case may be, of the assets and liabilities as of, respectively, 31 December 2020, in the case of the Financial Statements, and 31 December 2021, in the case of the Target Companies 2021 Pro Forma Financial Statements, and of the revenues, costs, profits and losses of each of the Target Companies as of their respective dates; and
5.2.3    make adequate provision for, or disclose in accordance with, and to the extent required by, the Accounting Principles, the liabilities (whether actual, contingent or disputed and including finance lease commitments and pension liabilities), outstanding capital commitments and bad or doubtful debts of each of the Target Companies;
5.2.4    as at the Signing Date and as at the Closing Date there are no actual, contingent or off balance sheet liabilities other than: (a) those reflected in the Target Companies 2021

Pro-Forma Financial Statements, or (b) those incurred in the Ordinary Course of Business since 31 December 2021, or (c) those incurred following the Signing Date with the consent of the Purchaser pursuant to Clause 6.1 of this Agreement, or (d) those Fairly Disclosed in the Data Room or in the Annexes referred to in this Schedule 9.
5.3    The books of the meetings of the corporate bodies of each of the Target Companies have been kept pursuant to and in material compliance with the Law and reflect, without any material omission of an agenda item, deliberation or action, the resolutions passed from time to time at such meetings. Such resolutions have been passed in compliance with the provisions of the by-laws in force from time to time. The shareholders ledgers of the Target Companies accurately reflect the ownership thereof.
6.    Authorizations and Compliance with Law
6.1    Each Target Company holds the Authorizations required under applicable Laws to operate its Relevant Business, to own and use its assets and to carry out its operations as currently carried out and has duly filed any application for their renewal, when applicable.
6.2    As at the Signing Date and as at the Closing Date: (i) the Authorizations are in full force and effect; (ii) none of the Authorizations was revoked, restricted or subjected to orders in such manner as to negatively affect the Target Companies’ ability to continue conducting their respective Relevant Businesses as presently conducted, (iii) the Relevant Businesses are conducted by the Target Companies in material compliance with all provisions of the applicable Law regulating such Authorizations, and (iv) there has been no default by any of the Target Companies under any Order of any court or any Authority in the jurisdiction in which it is incorporated or operates.
6.3    To the Seller’s Knowledge, no event or circumstance exists on the basis of which any Authority may revoke, change, suspend or deny the renewal of any Authorizations necessary for the conduct of the Relevant Businesses.
6.4    As of the Signing Date and as of the Closing Date, there are no:
6.4.1    pending material disputes, nor, to the Seller’s Knowledge, reasonable grounds for material disputes, between any of the Target Companies and any Authority; or
6.4.2    pending investigations, enforcements or disciplinary proceedings, notified in writing by any Authority concerning any of the Target Companies, except for the BoI Inspection.
6.5    To the Seller’s Knowledge, as at the Signing Date and as at the Closing Date, each Target Company is in compliance, in all material respects, with the Law as well as with all Orders promulgated or issued by any governmental entity or Authority and the Seller is not aware of any allegation of non-compliance with any such Law, except for the BoI Inspection.
7.    Litigation
7.1    No Target Company is a party to any pending litigation, arbitration, contentious administrative proceeding or other dispute resolution process, nor any litigation, arbitration or resolution process, has been threatened in writing by, or against, any of the Target Companies, in each case having a value exceeding Euro 50,000.

7.2    Except for the BOI Inspection, no Target Company has received written notice of any investigation or inquiry (including any administrative, antitrust, regulatory investigation or inquiry) by any competent Authority, which is in progress or pending on the date hereof, in relation to any actual or alleged violation of any law having a value exceeding Euro 50,000.
7.3    As at the Signing Date or as at the Closing Date, to the Seller’s Knowledge, there are no reasonable grounds for any such litigation to be commenced in the future.
8.    Employment Matters
8.1    Annex 8.1 shows, by relevant employer, all employees of each of the Target Companies as of 13 February 2022, with the indication of the category and contractual level, seniority of employment and term (where applicable), job position, place of work and relevant compensation (including fringe benefits and bonuses) (the “Employees”). Following 13 February 2022, the relationships with employees have been conducted in compliance with the provisions of Clause 6.1 of this Agreement.
8.2    As of 13 February 2022 and save for possible amendments carried out in compliance with the provisions of Clause 6.1 of this Agreement, the Employees are the only employees of the Target Companies and there is no other Person that can validly claim to be qualified - or to be treated - as an employee of the Target Companies and no Employee or former Employee or Consultant (as defined below) or former Consultant (as defined below) of the Target Companies has the right to be qualified - or treated - as definite or indefinite time Employee of the Target Companies.
8.3    All Employees are regularly recorded in the appropriate books of the relevant Target Company in accordance with the applicable Laws.
8.4    The overall economic treatment due to the Employees and their qualification and/or professional level (inquadramento) are substantially in compliance with all applicable Laws and regulations and with the provisions of collective bargaining agreements applicable to the Target Companies.
8.5    As at the Signing Date and as at the Closing Date each Target Company complies and has complied in all material respects with the applicable Laws concerning employment matters and collective agreements, as well as the individual employment agreements concerning the Employees and the former employees, including, without limitation, any provision thereof relating to the term and conditions of the employment, wages and salaries, working time, over time, mandatory hiring of disabled employees, registration in the mandatory books and/or safety at work places.
8.6    None of the Target Companies is bound by any enforceable administrative or judicial decision pursuant to which the same is obligated to hire, for a definite or indefinite period of time, personnel and/or to reinstate in its position terminated personnel previously employed and, to the Seller’s Knowledge, there is no ground or circumstance on which similar claims or requests may be reasonably expected to be raised by any Person against any such Target Company.
8.7    As at the Signing Date and as at the Closing Date, each of the Target Companies: (i) in accordance with applicable Laws, has correctly and timely filed all compulsory social security returns with the competent social security Authorities; (ii) all such social security returns are and, as to returns to be filed up to and including the Closing Date, will be, true, complete, correct and in compliance with the Law in all material respects; (iii) has made all payments, withholdings and/or provisions for the payment of social security obligations due with respect to social security matters as resulting from the filed returns and any written notice, assessment or injunction received from any relevant social security Authority; and (iv) has not received any written assessment, injunction, or request for payment from any social security Authority that are still pending.
8.8    As of the Signing Date, all directors, self-employed persons and consultants acting on a stable basis for the Target Companies (the "Consultants") having individually a yearly cost for each Target Company higher than Euro 100,000 are solely and exclusively those listed by name, with indication of their compensation and any other relevant information in Annex 8.8. All obligations and other fulfilments deriving from these relationships under the Laws have been regularly and duly fulfilled by the relevant Target Company. To Seller’s Knowledge the agreements between the Target Companies and the Consultants have been correctly defined and duly executed in all material respects and consequently none of the Consultants can successfully request or claim a different re-characterization of its relationship with the relevant Target Company into an employment relationship. The remuneration paid to the Consultants also includes every possible bonus and benefit due to them, unless otherwise specifically provided for in Annex 8.8.
8.9    As at the Signing Date and as at the Closing Date the terms of employment applicable and actually applied to the Employees are solely those provided under the Law and under the provisions of the applicable national or company level collective bargaining agreements or individual agreements. There are no items of compensation or in general payables in favour of the Employees other than those provided in said agreements or under applicable Law.
8.10    Save for what provided under the Law or the applicable national or company level collective bargaining agreements, as at the Signing Date and the Closing Date, the execution of the transactions contemplated in this Agreement will not: (i) constitute a termination event of any employment relationship with the Target Companies, (ii) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due by any Target Company to any of the Employees or former employees, any of the Consultants, or any third parties, (iii) materially increase any benefits otherwise payable by any Target Company, (iv) result in the acceleration of the time of payment or vesting of any such benefits or (v) otherwise trigger any specific right granted by any Target Company in favour of any of the Employees or any of the Consultants or any other independent contractors of the Target Companies.
8.11    As at the Signing Date and as at the Closing Date the contracts for the provision of services executed by each Target Company have been executed and performed in compliance with the Law in all material respects and to Seller’s Knowledge no employees or independent contractors of service providers or supplier, nor any employee or independent contractor of service sub-provider or sub-supplier can claim to be an Employee of any Target Company or to be entitled to terms and conditions different from those applied.
8.12    As at the Signing Date, no executive or senior or key employee of any of the Target Companies has served or threatened in writing to serve a notice of termination or of claim that can give rise to a request of termination of the employment contract in force, and no such executive or senior or key employee of any of the Target Companies has received a notice of termination of employment by the relevant Target Company.
9.    Insurances

9.1    Annex 9.1 contains a list of all the insurance policies entered into by each of the Target Companies (the “Insurance Policies”).
9.2    The Insurance Policies are in full force and effect and, save for possible insurance year-end adjustments (conguagli di fine anno), all premiums payable to date have been paid. None of the Target Companies has done or omitted to do anything the doing or omission of which would make any of the Insurance Policies void or voidable or would or might result in a material increase in the rate of premiums payable under any such Insurance Policy. None of the Target Companies has received written notice of any increase in premium or of change in the terms of cover under any such Insurance Policies nor the withdrawal (in whole or in part) of cover in respect of any such Insurance Policies.
9.3    Save for the claims made under the insurance policies securing the receivables of the Target Companies, none of the Target Companies has made any claim in excess of Euro 50,000 under any such Insurance Policy during the 24 months preceding the Signing Date and the Closing Date, and, to the Seller’s Knowledge, there are no circumstances which could cause insurers to refuse indemnity on any outstanding insurance claims.
9.4    Save as disclosed under Annex 9.4, the execution of this Agreement and of the transactions contemplated herein will not have the effect of terminating, or entitling any insurer to terminate, cover under any of the Insurance Policies.
10.    Contracts
10.1    For the purposes of this Clause 10.1, a “Material Contract” shall mean the following contracts of the Target Companies:
(i)    all of the commercial agreements listed in Annex 10.1 and Annex 10.2;
(ii)    agreements for the collection of payments (mandati all’incasso) that individually have generated payments in the financial year 2021 higher than Euro 10,000,000;
(iii)    key services and supply agreements – including agreements for the supply and maintenance of POS machines, evolved terminals (“TEV” – terminali evoluti), stamp printers – and agreements with key contractors individually with value (in terms of costs incurred by the relevant Target Company during financial year 2021) higher than Euro 250,000;
(iv)    guarantees, suretyships, comfort letters and similar instruments and agreements (with the exception of guarantees, suretyships, comfort letters and similar instruments and agreements issued by or on behalf of the Seller in favour of any Target Company): (x) issued by any third party, including points of sales and tobacconist, in favour of the Target Companies for any debt for an overall amount of Euro 500,000 or more; or (y) granted by any Persons and to which any Target Company is the beneficiary with respect to its obligations or indebtedness for amounts of Euro 500,000 or more per item;
(v)    loan, credit and other debt financing agreements or similar arrangements or facilities entered into by or for the benefit of the Target Companies (excluding the cash pooling agreement entered into with the Seller’s group companies and the operational lease agreements concerning printers and vehicles);

(vi)    the license agreements having as object the granting to the Target Companies of licenses concerning the software needed for the purposes of carrying out the Relevant Businesses indicated in Annex 13.6.
10.2    As at the Signing Date, the Target Companies are not party to any Material Contract other than those listed in Annex 10.1, Annex 10.2 and Annex 13.6. Each of the Material Contracts is in full force and effect as originally executed or validly amended or modified and constitutes a legally valid and binding agreement, enforceable in accordance with its terms.
10.3    As at the Signing Date and as at the Closing Date, to Seller’s Knowledge, none of the Target Companies has received any written notice indicating, nor has any such notice been threatened or anticipated in writing, that any party is in default under, or intends to exercise any right to terminate or not to renew, any Material Contract (also as a result of the execution of this Agreement) or to claim against the relevant Target Company for a contractual liability in an amount exceeding the De Minimis for each individual case. There is no any outstanding circumstance, condition or event that, after notice or lapse of time or both, would constitute any such default by any of the Target Companies under a Material Contract by which it is bound. As at the Signing Date and as at the Closing Date, none of the Material Contracts contains a change of control or similar clause that would be triggered in connection with the transactions contemplated herein, except as Fairly Disclosed in the Data Room.
10.4    Annex 10.4 includes a correct and complete list of the tobacconist, Ho.Re.Ca. and news-stands (edicole) with which the Target Companies have in place valid and binding commercial agreements as of 31 January 2022. The terms and conditions applicable to any such agreements are those uploaded in the Data Room.
11.    Real Estate – Lease agreements
11.1    The Target Companies do not own any real estate property and have not undertaken any commitment and/or entered into any agreement for the acquisition of any such real estate property.
11.2    Annex 11.2 contains a list of all real estate assets leased by each Target Company including details (i.e. date of execution, duration, fees, change of control provisions, if any) of the relevant lease agreements (the “Leased Agreements”).
11.3    As at the Signing Date and as at the Closing Date none of the Target Companies has received any written notice indicating, nor has any such notice been threatened or anticipated in writing, that any party is in a material default under, or intends to exercise any right to terminate or not to renew, any Lease Agreement (also as a result of the execution of this Agreement) or to claim against the relevant Target Company for a contractual liability exceeding the value of the contract itself. To the Seller’s Knowledge, there is not any outstanding circumstance, condition or event that, after notice or lapse of time or both, would constitute a material default by any of the Target Companies under a Lease Agreement. As at the Signing Date and as at the Closing Date, none of the Lease Agreements contains a change of control or similar clause that would be triggered in connection with the transactions contemplated herein.
12.    Other tangible assets
12.1    Save for possible amendments occurred in the Ordinary Course of Business after 31 December 2021, all tangible assets and properties of each of the Target Companies are reflected in the

Target Companies 2021 Pro-Forma Financial Statements in accordance with the Accounting Principles and are free and clear from any Encumbrances.
12.2    Where tangible assets and properties are owned by each Target Company, said tangible assets are validly and correctly owned by such Target Company and free and clear from any Encumbrances.
12.3    As at the Signing Date and as at the Closing Date where tangible assets are not owned by the Target Companies, such tangible assets and properties are used under a valid agreement or other arrangement with third parties or in rem rights and there has not occurred any event of default or any other event, which entitles the relevant third party to terminate any such agreement or arrangement or to amend unilaterally the terms and conditions thereof or suspend its performance thereunder.
12.4    As at the Signing Date and as at the Closing Date to Seller’s Knowledge all tangible assets and properties are structurally sound, in good operating condition and repair (save for ordinary wear and tear) and are suitable for the use they are currently intended for, and none of such assets and properties is in need of maintenance or repairs except for ordinary, routine maintenance and repairs.
13.    Information Technology
13.1    As at the Signing Date and as at the Closing Date, to Seller’s Knowledge, all the IT Systems used by the Target Companies:
(a)    are in good operating order (save for ordinary wear and tear), are functioning properly in accordance with their specifications and are suitable for the purposes for which they were acquired or established without material failures, downtime or errors;
(b)    do not contain viruses, bugs or anything which may materially distort their proper function, allow unauthorized access or disable the IT Systems without the authority of the user;
(c)    have adequate capacity for the present needs of the Relevant Business of the Target Companies as currently conducted;
(d)    have adequate security, back-up systems, duplication, hardware and software support and maintenance (including emergency cover) and adequately skilled personnel to preserve the availability, security and integrity of the IT Systems and the data and information stored on the IT Systems.
13.2    In the year immediately preceding the Signing Date the Target Companies have not suffered any major failures or bugs in or breakdowns of any of the IT Systems (including hardware and software) which they respectively use in their business which have resulted in significant or repeated disruption or loss or interruption in or to its use. Without prejudice to the foregoing, there have been some incidents which have caused the temporary interruption of the business activities of the Target Companies, as better described in Annex 13.2.

13.3    The IT Systems are either owned by, or properly licensed or leased to, the Target Companies free from Encumbrances. No party is in material default under the licenses or leases and, to the Seller’s Knowledge, there are no grounds on which they might be terminated.
13.4    The ownership, benefit, or right to use the IT Systems will not be lost as a result of the change in the ownership or control of the Target Companies and the Seller is not aware of any other circumstances which may materially and adversely affect the continued use of the IT Systems after execution of the transactions contemplated in this Agreement.
13.5    The Target Companies have possession or control of the source code of all software in the IT Systems (excluding, for the sake of clarity, Off-the Shelf Products) or have the right to gain access to such source code under the terms of source code deposit agreements with the owners of the rights in the relevant software and reputable deposit agents. No source code is in escrow and the Target Companies have not disclosed any source codes to any third party.
13.6    Details of all software written or commissioned, or otherwise owned, by the Target Companies (in any case with the exclusion of Off-the Shelf Products) are set out in Annex 13.6 and in the case of such software, no other person has rights therein or rights to use or rights to copies of the software or source codes. The Target Companies own, or however have the right to use by virtue of the license agreements listed in Annex 13.6, all of the software needed by the Target Companies to continue to carry out their Relevant Business as presently conducted.
13.7    As at the Signing Date and as at the Closing Date, none of the Target Companies has materially breached any of the terms of the software licences in respect of software used or required to be used in the Relevant Businesses, as listed in Annex 13.6, and no written notices of audits, claims, disputes, breach or termination have been served on or by the Target Companies in respect of any such license.
13.8    As at the Signing Date and as at the Closing Date to Seller’s Knowledge the IT Systems currently used by the Target Companies for the carrying-out of their Relevant Businesses have been maintained in accordance with their respective support and maintenance agreements.
13.9    The appropriate employees of the Target Companies have the competences to use and operate the IT Systems owned or used by the Target Companies in accordance with their respective roles and tasks in the Target Companies.
13.10    As at the Signing Date and as at the Closing Date the domain names listed in Annex 13.11 are all the domain names owned, registered or used in, or in connection with, the Relevant Businesses as presently carried on (the “Domain Names”).
13.11    The Target Companies, each to the extent concerned, are the sole owners of the Domain Names, together with the website(s) which may be accessed at those domain names (the “Websites”) including the copyright and other Intellectual Property Right in, and content of, the Websites (save for third party Intellectual Property Rights for which the Target Companies have the necessary licenses of use).
13.12    As at the Signing Date and as at the Closing Date the Target Companies do not operate any of the Websites in any manner, nor allow any of the Websites to host material, which is in material breach of any law, international conventions, codes or regulations applicable to the internet, nor has any of the Target Companies received any written cease and desist notices in respect of the Websites or Domain Names.

13.13    The Target Companies have a disaster recovery plan in place which would enable the business to continue for a reasonable period of time if there was significant interference or damage to, or destruction of, some or all of the IT Systems.
13.14    As at the Signing Date and as at the Closing Date the Target Companies have implemented procedures for ensuring the security of the IT Systems and the confidentiality and integrity of data stored in them, including an IT security policy and cyber-security training program.
13.15    None of the Target Companies has, in the last year, suffered any known cyber-attack (including but not limited to any denial of service, ransomware, mailbox compromises, configuration issue, and / or malware).
14.    Intellectual Property
14.1    Annex 14.1 contains details of the Intellectual Property Rights registered or applied for in the name of a Target Company. The Target Companies are the exclusive and unconditional owners of, free from any Encumbrances, or are entitled to use all such Intellectual Property Rights. All application and renewal fees, costs and charges for any relevant patent or registration related to any Intellectual Property Rights expiring prior to the Closing Date have been or will be paid. As at the Signing Date and as at the Closing Date all Intellectual Property Rights indicated in Annex 14.1 are subsisting, not subject to any written challenge or claims (including employee compensation claims), and, to the Seller’s Knowledge, are not being (nor have been) infringed, misappropriated or misused by any person.
14.2    As at the Signing Date and as at the Closing Date, to the Seller’s Knowledge, none of the Intellectual Property Rights, and none of the activities carried out by a Target Company, infringes, misappropriates, violates or conflicts with any Intellectual Property Rights owned or used by any other person or entity. No claim for any such infringement by a Target Company is pending or threatened in writing against a Target Company.
14.3    No act has been done or omitted to be done which may render any of the Intellectual Property Rights owned by the Target Companies subject to revocation or cancellation.
15.    Data Protection
15.1    The Target Companies are in compliance with applicable data protection Laws, including EU Regulation no. 2016/679 ("GDPR") and Italian Legislative Decree no. 196 of 30 June 2003, as subsequently amended and supplemented. No (i) data protection Laws breach, or (ii) personal data breach (as defined in the GDPR) has occurred with respect to any of Target Companies, in the 5 (five) years preceding the Closing Date, with the exception of the case notified to the “Garante per la protezione dei dati personali” on April 29, 2020 and subsequently dismissed by the same with the communication dated September 15, 2020.
15.2    No investigations and no other proceedings were notified or threatened in writing against any of the Target Companies for failure to implement the provisions under the abovementioned data protection legislation and/or to comply with the same
15.3    The Target Companies have and maintain substantially accurate and up-to-date records of all the personal data processing activities they carry out and personal data breaches they have suffered, which records include the information required by the Laws.

15.4    Save for the case mentioned in Clause 15.1 above, the Target Companies have not suffered an actual personal data breach in the 5 (five) years prior to the Signing Date. The Seller is not aware of any circumstances which might lead to any such an incident.
15.5    The Target Companies have implemented and maintained technical and organizational measures to ensure security in relation to their personal data processing activities in accordance with the Laws.
15.6    No investigations and no other proceedings were notified or threatened in writing against any of the Target Companies for failure to implement the provisions under the abovementioned data protection legislation and/or to comply with the same.
16.    Anti-bribery, crimes and related matters
16.1    As at the Signing Date and as at the Closing Date, the Target Companies, or, to the Seller’s Knowledge, any director or Employee of the Target Companies, in business dealings with either the private or public sector, directly or indirectly, have not:
16.1.1    taken any action capable to expose any Target Company to a violation of any applicable anti-bribery Law;
16.1.2    paid or committed to pay, money or anything of value to a government official (or any other Person at a government official's request or with their assent or acquiescence) intending to:
(i)    influence a government official in his official capacity in order to assist any of the Target Companies in obtaining or retaining business or a business advantage, or in directing business to any third party;
(ii)    secure an improper advantage to the Target Companies or the Seller or any Seller’s Affiliate;
(iii)    induce any such government official to use his influence to affect or influence any act, omission or decision of a government entity in order to assist any Target Company in obtaining or retaining business, or in directing business to any third party; or
(iv)    provide an unlawful personal gain or benefit, of financial or other value, to any such government official in order to obtain or retain business or to obtain any improper advantages for any of the Target Companies or the Seller or any Seller’s Affiliate; or
16.1.3    made any bribe, payoff, influence payment, kickback, or other unlawful payment to any Person, regardless of the form, whether in money, property, or services, to obtain or retain business or to obtain any improper advantage for any of the Target Companies;
16.1.4    taken any other action which would violate any applicable anti-bribery, anti-corruption or anti-money laundering law for the benefit of the Target Companies or the Seller or any Seller’s Affiliate.
16.2    Each of the Target Companies has established and implemented and keeps updated (except for what is provided by Clause 7.1.2 of this Agreement) organisational and management models which are suitable for preventing the crimes provided for under the Legislative Decree no. 231 dated 8 June 2001 (including anti-bribery, anti-corruption or anti-money laundering or any law possibly implying criminal or administrative liability), as amended, and is conducted in compliance with such models.
16.3    As at the Signing Date and as at the Closing Date there are no pending or threatened in writing criminal investigations or proceedings (namely, pre-trial measures, completion of criminal investigations, requests of indictment, scheduling of preliminary hearings or any other formal notification of the existence of a criminal investigation) against any of the Target Companies for its corporate liability under the Legislative Decree no. 231 dated 8 June 2001, as amended, and, to the Seller’s Knowledge, there are no reasonable grounds for such circumstances to occur.
17.    Intra-group relationships
As at the Signing Date and as at the Closing Date any intra-group transaction and any transaction between any Target Company, on one side, and its Related Parties, on the other side, has been carried out in compliance with the applicable Law.
18.    Tax
18.1    As at the Signing Date and as at the Closing Date all Tax returns required to be filed by or on behalf of the Target Companies have been filed on a timely basis with the competent Tax Authority. All the information provided by the Target Companies in their Tax returns is true, correct and complete in all material respects; all such Tax returns were completed (and all positions taken therein were made) in accordance with applicable Law.
18.2    As at the Signing Date and as at the Closing Date all Tax credits, attributes, relief recorded by the Target Companies are collectable and/or available for use and/or refundable in accordance with the applicable Law.
18.3    As at the Signing Date and as at the Closing Date all Taxes of the Target Companies fallen due and owing (whether or not reflected on any Tax returns), both their own and those the Target Companies must withhold in their capacity as withholding tax agents (sostituto d'imposta), have been fully and timely paid and all or any withholdings and deductions relating to Tax as are required by applicable Law have been properly and timely made.
18.4    As at the Signing Date and as at the Closing Date each Target Company is in substantial compliance with all applicable transfer pricing laws and regulations, including the execution and maintenance of legally required documentation substantiating the transfer pricing practice and methodology. The transfer pricing documentation of each Target Company meets the requirements established under the legislation in force during the statute of limitations period.
18.5    Any and all extraordinary transactions, mergers, de-mergers, acquisitions or disposals and any other corporate or debt restructuring in any way related to the Target Companies, which have come into effect on or before the date of this Agreement, will not give rise to the assessment or payment of Taxes by the Target Companies after the Closing.
18.6    The Target Companies have complied with all regulations in respect of any temporary tax reliefs granted by the Tax Authority in favour of the Target Companies in relation to COVID-19.
18.7    As at the Signing Date and as at the Closing Date no event, transaction, act or omission has occurred which could result in a Target Company becoming liable for Tax which is primarily or directly chargeable against or attributable to a person other than the Target Company or which is charged by reference to the income or gains made by another person.
18.8    The Target Companies are not party to any pending tax proceedings or assessments, nor have received any formal notice from tax authorities claiming that they have failed to comply with any tax laws applicable to the same. No inspections, Tax police reports or Tax claims are pending, or threatened in writing before any tax Authority with respect to any of the Target Companies.
18.9    In relation to all Taxes for which the due term of payment has not yet expired, the Target Companies have accrued adequate reserves and provisions for their payment in the financial statements/accounting records.
18.10    All of the Target Companies are, and have always been, tax resident only in the country of incorporation.
18.11    All VAT which is fallen due prior to the Closing Date has been appropriately accounted for and paid by the Target Companies in the periods prior to the Closing Date.
19.    Truthfulness of information
19.1    No document uploaded in the Data Room contains any untrue statement of a material fact and the Seller has not intentionally omitted to state a material fact necessary to make the documents uploaded in the Data Room not misleading.
19.2    The Seller has not intentionally failed to mention material facts, events, circumstances or documents of which it gained knowledge of which are susceptible of making the warranties untrue, incorrect and/or inaccurate.